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[ZUMIEZ LOGO]

                      March 30, 2005

H. Christopher Owings, Assistant Director
Securities and Exchange Commission
Mail Stop 0308
450 Fifth Street N.W.
Washington, D.C. 20549

Re:
Zumiez Inc.
Registration Statement on Form S-1
File No. 333-122865
Filed February 17, 2005

Dear Mr. Owings:

        Zumiez Inc. (the "Company") is hereby submitting Amendment No.1 to the above-referenced Registration Statement on Form S-1 (the "Amendment") for filing under the Securities Act of 1933, as amended (the "Act"). The Amendment is marked to show revisions from the initial filing on Form S-1 and reflects revisions made in response to the comments of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") in your comment letter dated March 16, 2005 (the "Comment Letter") addressed to Brenda I. Morris, Chief Financial Officer of the Company.

        Below we have reprinted each of the Staff's comments in bold and thereunder set forth our related response. Capitalized terms used herein have the same meanings as set forth in the Amendment. Except with respect to page numbers originally referenced in your Comment Letter or unless otherwise noted, all page number references herein relate to pages in the prospectus contained within the Amendment (the "Prospectus").

General

  1.
  COMMENT: Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. Also, please confirm that any preliminary prospectus that you circulate will disclose all non-Rule 430A information, including the price range and related information based on a bona fide estimate of the public offering price within that range.

  RESPONSE: We have noted the Staff's comments and intend to disclose all non-Rule 430A information in any preliminary prospectus that we circulate.

  2.
  COMMENT: Please file as promptly as practicable all exhibits, particularly the legal opinion and underwriting agreement, as we will review them prior to granting effectiveness of the registration statement. We may have further comments upon review of the exhibits.

  RESPONSE: We have noted the Staff's comment. Specifically, the Form of Legal Opinion (and related consent) of Preston Gates & Ellis LLP, counsel to the Company, is filed as Exhibit 5.1 to the Amendment. A final, signed legal opinion (and related consent) will be filed after the completion of the reincorporation of the Company in the State of Washington prior to consummation of the offering. This will confirm that the final legal opinion (and related consent) along with the form of Underwriting Agreement will be filed with a pre-effective amendment to the Registration Statement.

  3.
  COMMENT: Please provide us with the industry publications from which you have obtained statistical data, and to which you refer on page 41 and throughout your Business section. Similarly, please provide us with support for the statement indicating that you are "a leading specialty retailer of action sports related apparel, footwear, equipment and accessories" and all other statements regarding market leadership. Please mark your supplemental support or provide page references in your response to the sections upon which you rely. Tell us whether the information you cite from these reports is publicly available. If not, you should obtain appropriate consent to cite these reports in your filing.

  RESPONSE: We have supplementally provided with this response letter copies of the industry publications from which we have obtained statistical data that is included on page 39 of the Prospectus. This will confirm that all industry publications from which the Company has obtained statistical data and to which the Company refers in the Business section were either (a) publicly available, or (b) cited with the written consent of the party that prepared such material. These supplemental materials are as follows:

    •
    Board-Trac, Inc., 2003 Size of the Market Report, 2003, page 7 (attached as Exhibit A to this letter).
    •
    Press Release, Teenage Research Unlimited, TRU Projects Teens Will Spend $169 Billion In 2004, December 1, 2004 (attached as Exhibit B to this letter).
    •
    SGMA International, Sports Participation Topline Report, 2004 Edition, August 2004 (attached as Exhibit C to this letter).

  Additionally, we will provide copies of these supplemental materials to the Staff under separate cover, marked to highlight the text in such industry publications from which we have drawn statistical data included in the Prospectus.

  This will also supplementally advise the Staff that the Company bases its statements that the Company is "a leading specialty retailer of action sports related apparel, footwear, equipment and accessories" and other statements regarding market leadership within the Prospectus on the following premises:

    •
    We believe the following list reflects the largest companies that are properly categorized as specialty retailers for action sports related apparel and gear along with the approximate number of retail stores they currently operate in the U.S. (based on publicly available information): Pacific Sunwear of California, Inc. (828 PacSun and PacSun outlet stores); Zumiez Inc. (140 stores); Quiksilver, Inc. (67 stores); and Tilly's, Inc. (40 stores).
    •
    Of this group, the Company is the second largest retailer (measured in terms of retail outlets).
    •
    We do not consider large format sporting goods stores such as Big 5 Sporting Goods Corporation, Dick's Sporting Goods, Inc., Sport Chalet, Inc. and The Sports Authority Inc., to be in the same category of specialty retailers of action sports related apparel and gear, although the Company identifies these retailers in the Prospectus under the heading "Competition" in the Business section of the Prospectus.
    •
    Similarly, we do not consider general teenage-focused retailers such as Abercrombie & Fitch, Aeropostale, Inc. and American Eagle Outfitters, Inc., that focus more on general apparel and fashion, to be within the category of specialty retailers of action sports related apparel and gear, although the Company identifies these retailers (among others) in the Prospectus under the heading "Competition" in the Business section of the Prospectus.

  Based on the foregoing, the Company believes that it can substantiate the statements within the Prospectus indicating position as a market leader within the referenced market, including the statement that it is "a leading specialty retailer of action sports related apparel, footwear, equipment and accessories."

  4.
  COMMENT: Please tell us what exemption from registration Zumiez Holdings will rely on to distribute securities immediately prior to the initial public offering.

  RESPONSE: Immediately prior to the initial public offering, Zumiez Holdings will transfer the shares of the Company's common stock that it holds to Mr. Campion, the Company's Co-Founder and Chairman, Mr. Brooks, the Company's President and CEO, Mr. Haakenson, a Co-Founder of the Company, and Brentwood-Zumiez Investors, LLC, pursuant to the terms of the Zumiez Holdings LLC Agreement. The shares that will be transferred by Zumiez Holdings prior to the initial public offering were acquired by Zumiez Holdings in 2002 and will be transferred to such persons under the terms of the Holdings LLC Agreement for no consideration. Thus, there will be no sale of such shares in connection with the distribution.

Prospectus Cover Page

  5.
  COMMENT: Please delete the phrase "Joint Book Running Managers" from the prospectus cover page. You may, however, include this phrase, with a brief explanation, to describe the syndicate's specific function, in the Underwriting section.

  RESPONSE: The Prospectus has been revised to reflect the Staff's comments. Please see the Prospectus cover page and page 68 of the Prospectus.

Certain Terms Used in this Prospectus, page ii

  6.
  COMMENT: Please delete the entire section as the information provided here is either unnecessary or redundant. For example, the disclosure on what "Zumiez," "we," and "us" denote is evident from the context. Also, the information related to comparable store sales, gross square footage, and Internet sales appears in the footnotes on page 7, where the terms are first discussed in the prospectus. In addition, the disclosure on the change of your fiscal year and its effects on your financial statements is appropriately located in the introductory paragraphs of the Management's Discussion and Analysis section on page 26. You may explain the connotation of "SKU" where you first use that term on page 42. Also, please relocate the paragraph beneath the table of contents.

  RESPONSE: We have revised this section to delete information that may be unnecessary or redundant. In this regard, we have deleted the disclosure about references to Zumiez Inc. and the definition of "SKU," which we have relocated to page 40 of the Prospectus where the term "SKU" is first used. However, we believe that it is helpful to investors to highlight the information related to comparable store sales, gross square footage, Internet sales and gift card sales at the beginning of the Prospectus, especially given that there are variations in the way which some of our competitors and other apparel retailers calculate or present this information. Additionally, we believe that it is important to highlight for investors early in the Prospectus that we changed our fiscal year after the year ended December 31, 2002, and that due to such change in our fiscal year certain financial data discussed in the Prospectus Summary and elsewhere, such as compound annual growth rate and annual percentage changes in our comparable store net sales, do not take into consideration the one month transition period that began on January 1, 2003 and ended on February 1, 2003.

  We have relocated the paragraph that appeared beneath the table of contents to page ii of the Prospectus above the section titled "Certain Terms Used in this Prospectus."

Prospectus Summary, page 1

  7.
  COMMENT: Please revise the summary to describe briefly the salient features of your business and the key aspects of this offering, and provide the detailed information on these aspects in the Business section. At present, the summary is too lengthy and repetitive of information that is disclosed later in the prospectus. For example, the entire discussion on pages 1-2 under the sub-heading Zumiez Inc. is repeated verbatim in the Business section, and much of the language in the Competitive Strengths, Growth Strategy, and The Action Sports Market sub-sections in the summary and the Business section are identical. Delete the discussion of competitive strengths, growth strategies, and the action sports market since it is more appropriate for the Business section.

  RESPONSE: In accordance with your request, we have revised the Prospectus Summary to eliminate certain information that was repetitive with the Business section. We have attempted to limit the Prospectus Summary to provide salient features of the Company's business and key aspects of the offering. For example, the language in the Prospectus Summary that addresses Competitive Strengths and Growth Strategy are short summaries of the more fulsome discussion of such points contained in the Business section. In addition, in connection with our discussion of Competitive Strengths in the Prospectus Summary, we have included cautionary and balancing language so that readers may view this discussion in the appropriate context. Please see pages 1 and 2 of the Prospectus.

Risk Factors, page 8

  8.
  COMMENT: In the first paragraph in italics, please revise the clause "the risks described below are not the only risks that we face" to make clear that you have identified all material risks known to you and anticipated by you at present.

  RESPONSE: The Prospectus has been revised to reflect the Staff's comments. Please see page 7 of the Prospectus.

The terms of our revolving credit facility impose operating and financial restrictions…, page 12

  9.
  COMMENT: Please identify Bank of America as the lender with which you currently have a revolving credit facility, and also disclose the effects of your breaching financial covenants in fiscal 2002.

  RESPONSE: The Prospectus has been revised to reflect the Staff's comments. Please see pages 11 and 12 of the Prospectus. In fiscal 2002, as a result of the closing of the Brentwood transaction, we were in breach of a debt to net worth covenant contained in a prior credit facility. Specifically, the facility required that we maintain a debt to worth ratio requirement of 1.5:1, however, our actual ratio at December 31, 2002 was 1.56:1. We obtained a waiver from the lender under the facility and there were no adverse consequences to us as a result of the violation.

Most of our merchandise is produced by foreign manufacturers…, page 14

  10.
  COMMENT: Please quantify the percentage of purchases that are denominated in U.S. dollars.

  RESPONSE: The Prospectus has been revised to reflect the Staff's comments. Please see page 13 of the Prospectus, where we have noted that all of the Company's merchandise purchases are denominated in U.S. dollars.

Purchasers in this offering will immediately experience substantial dilution…, page 18

  11.
  COMMENT: Please revise to compare the net book value per share after the offering to the initial offering price.

  RESPONSE: The Prospectus has been revised to reflect the Staff's comments. Please see page 17 of the Prospectus. We note that the actual amount of dilution in net tangible book value will be included in a pre-effective amendment to the Registration Statement.

Washington law and our articles of incorporation and bylaws, page 18

  12.
  COMMENT: Please amplify your risk factor heading to disclose the risk to your shareholders that the anti-takeover provisions may prevent or frustrate attempts to replace or remove the current management of the company by shareholders, even if the takeover may be in their best interests.

  RESPONSE: The Prospectus has been revised to reflect the Staff's comments. Please see page 18 of the Prospectus.

Cautionary Note Regarding Forward-Looking Statements and Market Data, page 20

  13.
  COMMENT: Please delete the sentence: "All statements other than statements of historical facts…are forward-looking statements." You may, however, state to the effect that statements that reflect your current views with respect to future events and financial performance, and any other statements of a future or forward-looking nature are forward-looking statements for the purposes of federal securities laws.

  RESPONSE: The Prospectus has been revised to reflect the Staff's comments. Please see page 19 of the Prospectus.

  14.
  COMMENT: As you are responsible for the accuracy and completeness of the contents of the registration statement, please delete the last paragraph.

  RESPONSE: The Prospectus has been revised to reflect the Staff's comments. We have deleted the last sentence contained in the last paragraph under the heading Cautionary Note Regarding Forward-Looking Statements and Market Data. We believe that the balance of the paragraph is an accurate statement and does not imply that the Company is not responsible for the accuracy and completeness of the contents of the Registration Statement. Please see page 19 of the Prospectus.

Use of Proceeds, page 21

  15.
  COMMENT: Please provide a more meaningful description of "general corporate purposes," by breaking down the category into sub-components such as general and administrative expenses, and the like.

  RESPONSE: The Prospectus has been revised to reflect the Staff's comments. Please see page 20 of the Prospectus.

  16.
  COMMENT: Please quantify the approximate dollar amount of proceeds that you intend to use for each of the purposes you have identified. See Item 504 of Regulation S-K.

  RESPONSE: We respectfully submit to the Staff that we cannot provide approximate dollar amounts for the use of proceeds from the offering at this time, as the Company has no current specific plan for such proceeds. We note that in accordance with Item 504 of Regulation S-K we discuss the principal reasons for the offering on page 20 of the Prospectus.

Management's Discussion and Analysis

Overview, page 26

  17.
  COMMENT: We note that you list in bullet points on page 27 certain trends and uncertainties that may affect your business or operations. Please expand this section to discuss in reasonable detail these and any other known material trends and uncertainties that will have or are reasonably likely to have a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, if relevant, you may discuss the evolving trends in the nature of your competition, the consumer demands in the geographical markets where you compete, developments in the mall retail sales trends, and any increased purchasing or advertising costs in your industry. In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, discuss in reasonable detail:

      •
      economic or industry-wide factors relevant to your company, and
      •
      material opportunities, challenges, and risks in short and long term and the actions you are taking to address them.

  Please refer to SEC Release No. 33-8350.

  RESPONSE: We respectfully submit to the Staff that, in addition to the language cited by the Staff under the caption "Overview" within the Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") section of the Prospectus, the Company also discusses in reasonable detail specific known material trends and uncertainties that will have or are reasonably likely to have a material impact on its revenues or income or result in the Company's liquidity changing in any material way under the caption "General" contained in the MD&A. In addition, consistent with your request, we have revised the Prospectus to include additional language discussing economic and industry-wide factors that are relevant to the Company as well as actions that the Company is taking to address material opportunities and challenges. Please see pages 25 through 28 of the Prospectus.

Results of Operations page 29

General

  18.
  COMMENT: Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify the extent to which each change contributed to the overall change in that line item, if practical. For example, when you explain the increase of "comparable" stores net sales for the nine months ended October 30, 2004 compared to the nine months ended November 1, 2003, you do not quantify in dollar and percentage terms the increase of net sales of footwear, accessories, and skateboard hardgoods and the decrease of net sales of snowboard hardgoods at those stores. Similarly, for the same two periods, in the absence of quantification of the increase in costs of operating new stores and the increase in infrastructure and administrative staff, the disclosure on the increase in selling, general, and administrative expenses is not meaningful. Provide similar quantified information in your discussion of changes in aspects of operating results between other fiscal periods. See Item 303(b) of Regulation S-K.

  RESPONSE: In accordance with the requirements of Item 303(b) of Regulation S-K, the Company has disclosed the material changes to its results of operations, which are primarily due to store unit growth and overall increased sales and comparable store sales increases. The Company believes that quantifying the extent to which each line item change was affected by specific merchandise categories on a period over period basis would provide investors with minimal insight into the Company's results of operations. Performance related to specific merchandise categories varies significantly from period to period based on a variety of factors including seasonality, fashion trends and sports trends. The Company has demonstrated consistent sales growth over the past 5 years and it has historically had the ability to maintain very consistent overall margins in the face of trend changes. Changes in specific merchandise categories are not typically material to the Company's overall results of operations from period to period, except when aggregated across all merchandise categories. However, consistent with your request, we have provided additional disclosure to further quantify the factors that contributed to changes in the Company's selling, general and administrative expenses. Please see pages 29 and 30 of the Prospectus. As a result, the Company believes that it has quantified all material information necessary for investors to understand changes in aspects of the Company's operating results in sales and costs in accordance with Item 303(b) of Regulation S-K.

  19.
  COMMENT: Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, where you indicate that the increase in net sales for the nine months ended October 30, 2004 are primarily due to higher net sales of footwear, accessories and skateboard hardgoods at comparable stores, expand your explanations to describe how and/or why you achieved the increased sales in these product groups, if known. For example, if the changes are the result of new product lines or pricing changes, please state so. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

  RESPONSE: Please see our response to Comment 18 above.

  20.
  COMMENT: We note on page 13 that your private label merchandise generally carries a higher gross margin than other merchandise. To the extent that the sales fluctuations in your private label merchandise materially changes gross margin, please quantify and discuss these changes in Management's Discussion and Analysis.

  RESPONSE: This will confirm that fluctuations in the percentage sales of private label merchandise have not historically had a material impact on the Company's overall gross margins because such private label sales as a percentage of total sales have been small (ranging from 12.0% to 12.8% over the past 3 fiscal years). During the same period, the Company's overall gross margins have fluctuated within a range of 49.8% to 50.3% and such fluctuations have not been correlated with the increase or decrease in our fluctuations of private label merchandise. The Company has also added language under the caption "General" contained in the MD&A to discuss this potential impact. Please see page 28 of the Prospectus.

Liquidity and Capital Resources, page 33

  21.
  COMMENT: We note your statement regarding expectations about your cash requirements for the next twelve months. Please disclose your expectations regarding liquidity for the long-term as well.

  RESPONSE: The Prospectus has been revised to reflect the Staff's comments. Please see page 32 of the Prospectus.

  22.
  COMMENT: Please revise your discussion to include the average and peak borrowings under your revolving line of credit in order to provide the reader with a sense of the adequacy of your borrowing capacity. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350 for guidance.

  RESPONSE: The Prospectus has been revised to reflect the Staff's comments. Please see page 32 of the Prospectus.

Contractual Obligations and Commercial Commitments, page 35

  23.
  COMMENT: Please revise your narrative following the table to provide a context for the reader to understand the impact of real estate taxes, insurance and common area and maintenance charges on your total operating lease obligations. We assume this could be achieved by reference to the total dollar amount of such costs incurred for the most recent fiscal year, or the amount that such costs typically represent expressed as a percentage of annual operating lease obligations. See Item 303(a)(5) of Regulation S-K.

  RESPONSE: The Prospectus has been revised to reflect the Staff's comments. Please see page 33 of the Prospectus.

Merchandising and Purchasing, page 41

  24.
  COMMENT: Please tell us the basis for including the names of certain manufacturers and not others. Have you included these manufacturers because they are the largest manufacturers from which you purchase products? If not, clarify the basis for selecting to disclose the identity of some brands and not others. Also, because none of these brands account for more than 10% of your net sales, you should not separately identify them in the Prospectus Summary.

  RESPONSE: This will confirm to the Staff that the Company has selected the third-party brands (those other than private labels) identified in the Prospectus as being brands that are generally representative of the merchandise sold in the Zumiez stores and to give investors a general understanding of the types of merchandise that the Company currently sells. This will also confirm to the Staff that the revised list of brands identified in the Prospectus constitutes the Company's 10 top third-party brands based on percentage of the Company's overall sales in fiscal year 2004. Please see page 40 of the Prospectus.

Marketing and Advertising, page 45

  25.
  COMMENT: Please disclose the dollar amount spent on marketing and promotion efforts for each of the last three fiscal years and any subsequent interim period.

  RESPONSE: The Prospectus has been revised to reflect the Staff's comments. Please see page 43 of the Prospectus.

Management, page 48

  26.
  COMMENT: Please provide dates to account for the professional experience of Ms. Kilbourne and Messrs. Davin and Barnum for the past five years. See Item 401 of Regulation S-K.

  RESPONSE: The Prospectus has been revised to reflect the Staff's comments. Please see pages 46 and 47 of the Prospectus.

Stock Option Grants in Fiscal 2004, page 52

  27.
  COMMENT: Please expand your discussion in the Option Grant table to describe the valuation methodologies used by the board of directors in reaching its conclusions concerning the market value of the underlying shares. Briefly describe how the methodologies supported the valuations that established the option exercise prices. If there is a substantial disparity between the option exercise prices and the proposed public offering price, alert investors to the disparity and quantify the effect of using the public offering price as the base to compute the potential option values using the 5% and 10% assumed rates of stock price appreciation. If you wish to provide the potential realizable values in the table using the assumed offering price as the base price, we will not object, if you explain this in a footnote. See Section IV.C of SEC Release 33-7009.

  RESPONSE: The Prospectus has been revised to reflect the Staff's comments. Please see pages 50 and 51 of the Prospectus. In addition, the Company supplementally advises the Staff that there will be only one grant listed in this section, which will be reflected once the stock split is completed.

Certain Relationships and Related Transactions, page 60

  28.
  COMMENT: Please file all material agreements involving related party transactions as exhibits. If you do not file an agreement, explain to us why you do not regard that particular agreement to be material.

  RESPONSE: We respectfully submit to the Staff that the Company believes the agreements discussed in the "Certain Relationships and Related Transactions" section of the Prospectus (the "Related Party Agreements") are not material and are not required to be filed as exhibits to the Registration Statement on Form S-1. Each of the of the Related Party Agreements was entered into more than two years prior to the filing of the Registration Statement, and, with the exception of certain immaterial indemnification obligations under the Contribution Agreement, none of the parties to the Related Party Agreements have any further obligations under any such agreements. Further, each of the Related Party Agreements has either terminated or will terminate upon consummation of the initial public offering. We do not believe that a reasonable investor would consider the Related Party Agreements important in making an investment decision regarding the Company.

  29.
  COMMENT: Throughout this section, please represent whether the terms of the related-party transactions obtained by you were as favorable as could have been obtained from unaffiliated third parties.

  RESPONSE: The Prospectus has been revised to reflect the Staff's comments. Please see pages 58 and 59 of the Prospectus.

Principal and Selling Stockholders, page 63

  30.
  COMMENT: Please identify the person who exercises voting, investment, and dispositive control over the securities held of record by Brentwood-Zumiez Investors, LLC.

  RESPONSE: The Prospectus has been revised to reflect the Staff's comments. Please see footnote number 4 to the table on page 62 of the Prospectus.

  31.
  COMMENT: Please disclose any material relationships between the selling stockholders and the company during the past three years. Refer to Item 507 of Regulation S-K.

  RESPONSE: The Prospectus has been revised to reflect the Staff's comments. Please see page 61 of the Prospectus.

  32.
  COMMENT: Please disclose whether any selling shareholders are broker-dealers or their affiliates. We may have further comment.

  RESPONSE: The Prospectus has been revised to reflect the Staff's comments. Please see page 61 of the Prospectus. We supplementally advise the Staff that the selling shareholders have informed us that they are not broker-dealers or affiliates of broker-dealers.

Description of Capital Stock, page 65

  33.
  COMMENT: Please disclose the number of holders of your equity securities. See Item 201(b) of Regulation S-K.

  RESPONSE: The Prospectus has been revised to reflect the Staff's comments. Please see page 63 of the Prospectus.

Anti-Takeover Provisions of Washington Law, page 66

  34.
  COMMENT: Please represent clearly that you have included in this discussion all provisions of Washington law and your charter that may limit the ability of another person or entity to acquire control of your company.

  RESPONSE: We supplementally advise the Staff that all material provisions of Washington law and our articles of incorporation and bylaws that may limit the ability of another person or entity to acquire control of the Company are included in the discussion on pages 64 and 65 of the Prospectus.

Underwriting, page 70

  35.
  COMMENT: If these selling shareholders are affiliates, then please disclose that they may be deemed underwriters under the federal securities laws.

  RESPONSE: Please see our response to Comment 32 above.

  36.
  COMMENT: Please state clearly in the table on page 70 the underwriting discounts and commissions to be payable by you and to be payable by the selling shareholders.

  RESPONSE: The Prospectus has been revised to reflect the Staff's comments. Please see page 68 of the Prospectus.

  37.
  COMMENT: Please tell us and briefly disclose in the prospectus whether you intend to use any means of distributing or delivering the prospectus other than by hand or the mails, such as various means of electronic delivery. Also tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than printed prospectuses, such as CD- ROMs, video cassettes, etc., and provide all of these prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and No. 33-7289. We may have additional comments.

  RESPONSE: The managing underwriters have advised the Company that the preliminary and final prospectus will be distributed by the underwriters primarily by means of printed prospectuses sent by the mails, overnight delivery services, hand delivery or similar means. The managing underwriters have further advised the Company that they will not post the prospectus on their websites and, if there is an underwriting syndicate, potential underwriters that have been invited to participate in the underwriting syndicate must accept the invitation on the basis that they will not post the prospectus on their websites. However, the managing underwriters have advised the Company that they may email an electronic pdf version (identical to the printed version) of the preliminary or final prospectus to certain investors, provided that these email deliveries will only be made at the request of investors and provided, further, that a printed version of the final prospectus will in any event be used to confirm sales of shares. The Company notes that these investors, by requesting these emails, are effectively consenting to electronic delivery. The Company has revised the Prospectus to add language responsive to this comment. Please see page 71 of the Prospectus under the caption "Underwriting—Other."

  38.
  COMMENT: Please identify specifically any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

  Please describe briefly describe any electronic distribution in the filing. Also, in your discussion of your procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, describe:

    •
    the communications used;
    •
    the availability of the preliminary prospectus;
    •
    the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and
    •
    the manner and timing of funding of an account and payment of the purchase price.

  RESPONSE: The managing underwriters have advised the Company that they do not intend to post the Prospectus on their websites or otherwise engage in any electronic offer, sale or distribution of the Company's shares, except that, as noted in the responses to Comments 37 and 39, the underwriters may email the preliminary or final prospectus in electronic pdf form to investors who request electronic versions and one of the managing underwriters will arrange with NetRoadshow to conduct an Internet roadshow.

  The managing underwriters have advised the Company that, if there is an underwriting syndicate, then, at the time the managing underwriters send out invitations to participate in the offering to potential syndicate members, those potential syndicate members that have been invited must accept the invitation on the basis that they will not post the preliminary or final prospectus on their websites or engage in any electronic offer, sale or distribution of shares.

  39.
  COMMENT: In addition, please tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Also provide us with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any of these arrangements, promptly supplement your response.

  RESPONSE: The Company has no arrangements, and the managing underwriters have advised the Company that they have no arrangements, with a third party to host or access the preliminary prospectus on the Internet. While one of the managing underwriters will arrange with NetRoadshow, Inc. to conduct an Internet roadshow, the purpose of this arrangement will not be specifically to host or access the preliminary prospectus. The primary purpose of the Internet roadshow is to provide access to the roadshow to the institutional investors who cannot, or elect not to, attend the roadshow meeting in person. The Company understands that NetRoadshow, Inc. conducts Internet roadshows in accordance with the Net Roadshow, Inc. no-action letter dated July 30, 1997 received from the Commission in connection with virtual roadshows. The Company understands that, in accordance with such no action letter, an electronic version of the preliminary prospectus identical to the copy filed with the Commission and distributed to the live attendees is required to, and will, be made available on the NetRoadshow, Inc. website which is located at www.netroadshow.com. The managing underwriters have been advised by a representative of NetRoadshow, Inc. that no information regarding the Company or the offering currently appears on the NetRoadshow website.

Lock-up Agreements, page 71

  40.
  COMMENT: With respect to the lock-up agreements, please disclose any factors your representatives will consider before consenting to a transaction prohibited by those agreements.

  RESPONSE: The Prospectus has been revised to reflect the Staff's comments. Please see the language added on page 70 of the Prospectus under the caption "Underwriting—Lock-Up Agreements".

Stabilization, page 72

  41.
  COMMENT: Please explain what syndicate short sales are. If true, confirm that there will be no naked short positions. Otherwise, explain how naked short positions are established and how they would be covered. Also, please describe the effects of the underwriters' short sales and covering transactions.

  RESPONSE: The Prospectus has been revised to reflect the Staff's comments. Please see the language added on pages 70 and 71 of the Prospectus under the caption "Underwriting—Stabilization".

Directed Share Program, page 73

  42.
  COMMENT: We note that you intend to have a directed share offering. Please disclose whether the shares thus purchased will be subject to lock-up restrictions. Also, provide us with all materials given to potential purchasers in the directed offering.

  RESPONSE: Piper Jaffray & Co. ("Piper Jaffray") has been appointed by the Company to administer the directed share program. Piper Jaffray has advised the Company that investors purchasing shares pursuant to the directed share program will not be required to enter into a lock-up agreement with the underwriters. However, the directors and officers of the Company, the selling shareholders and certain other persons will be required to enter into lock-up agreements that are unrelated to the directed share program and, to the extent that any of these persons purchases shares in the directed share program, those shares will also be subject to the terms of the lock-up agreements.

  The directed share program materials will be in substantially the form attached as Exhibit D to this letter. Piper Jaffray has advised the Company that these materials, as well as the procedures described in the response to Comment 43 below, are substantially similar to the materials and procedures that have been reviewed by the Commission in a number of recent offerings, including Gander Mountain Company, Affirmative Insurance Holdings, Inc., Shanda Interactive Entertainment Limited and Dollar Financial Corp.

  43.
  COMMENT: Please describe supplementally the mechanics of how and when these shares are offered and sold to investors in the directed share program. For example, tell us how the prospective recipients and number of reserved shares are determined. Tell us how and when the issuer and underwriter notified the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities. Tell us whether directed share purchasers are required to establish accounts before the effective time, and, if so, whether any funds are put in newly established brokerage accounts before the effective date. Tell us how the procedures for the directed share program differ from the procedures for the general offering to the public. Finally, tell us how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134.

  RESPONSE: Piper Jaffray will handle offers and sales under the directed share program on behalf of the Company. The Company will establish the aggregate number of shares reserved for the directed share program, will specify the potential recipients of the directed shares and will allocate the directed shares among the actual recipients. The Company has been informed by Piper Jaffray that it will use the following procedures in connection with the directed share program.

  The Company will provide the names and addresses of the potential recipients to Piper Jaffray. Once the preliminary prospectuses have been printed, Piper Jaffray will send a package containing the directed share program materials together with a copy of the preliminary prospectus to prospective participants. The directed share program materials will include a participation instructions cover letter, an instruction page for document completion, an indication of interest form, an NASD Conduct Rule 2790 questionnaire and supplemental form, and a form for opening a brokerage account with Piper Jaffray. The indication of interest form requests participants to indicate the number of shares, if any, that they wish to purchase. In accordance with Rule 134(d), the participation instructions state that no offer to buy the common stock can be accepted and no part of the purchase price can be received until the registration statement has become effective and any such offer may be withdrawn or revoked without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date; and further state that an indication of interest will involve no obligation or commitment of any kind. In addition, to comply with Rule 134(b)(1), these materials contain a statement that no sales of the shares can occur, and that no offers to purchase the shares may be accepted, until the registration statement for the shares is declared effective. Participants are also required to complete a further questionnaire to ensure compliance with the NASD's requirements under Conduct Rule 2790. Although an account form is also included in the package sent to potential participants, the instructions specifically emphasize that the potential purchasers should NOT send payment with the paperwork and that funds are due on the settlement date, which occurs three trading days after the trade date. Therefore, no funds are put in newly established brokerage accounts before the effective date of the offering.

  After the registration statement has been declared effective and the price of the shares has been determined, potential participants are contacted to confirm their interest in purchasing the shares they have previously indicated an interest in purchasing or have otherwise been allocated. The individual will be given the opportunity to purchase any portion of the shares allocated by the Company or to withdraw any outstanding indication of interest. If an individual decides to purchase shares, Piper Jaffray will mail a written confirmation of the purchase and a final prospectus.

  The directed share program is part of the underwritten offering. Except for the selection of the recipients, the use of materials that specifically relate to the directed share program and the process described above, the procedures for the directed share program are substantially the same as the procedures that Piper Jaffray will use to offer securities to the general public.

Where You Can Find More Information, page 73

  44.
  COMMENT: Please delete the following sentence: "Statements made in this prospectus concerning the contents of any document referred to in this prospectus are not complete." The disclosure regarding agreements and other material documents should be materially complete.

  RESPONSE: The Prospectus has been revised to reflect the Staff's comments. Please see page 72 of the Prospectus.

Financial Statements

General

  45.
  COMMENT: Please update the financial statements and related financial information included in the filing as required by Rule 3-12 of Regulation S-X.

  RESPONSE: The Prospectus has been revised to update the financial statements and related financial information to comply with Rule 3-12 of Regulation S-X.

  46.
  COMMENT: Please revise your financial statements to give effect to the common stock split. If it has not yet occurred and the auditors include a "to be issued" report, the report should be accompanied by a signed and dated preface stating that the sole reason for the draft report is due to the fact that the stock split will not occur until just prior to the offering and that they expect to be in a position to issue the report in the form presented at effectiveness. The draft report must be removed and a signed report included prior to the registration statement being declared effective. Please also ensure that all amounts disclosed in the registration statement are on a post-split basis to avoid confusing readers. Please refer to SFAS 128 paragraph 54 and SAB Topics 4:C and 4:D for guidance.

  RESPONSE: The signed audit report of our independent registered public accounting firm dated March 29, 2005 has been included in this Amendment. The stock split is not yet known as of the date of this Amendment. This will confirm the Company's intention to include split adjusted numbers in Amendment No. 2 to the Registration Statement. Once the stock split is known, the financial statements will be revised to include as a subsequent event note the details of the stock split and the financial statements will be retroactively adjusted for this stock split. The audit report will be dual dated to reflect the stock split. This will confirm that all share information disclosed in the Registration Statement will be reflected on a post-split basis.

  47.
  COMMENT: We note on page 36 that you consider your sales returns reserve to be a critical accounting estimate while on page F-10 you disclose that sales returns are insignificant. Tell us how you determined that sales returns were insignificant for all periods presented. To the extent material, please provide Schedule II—Valuation and Qualifying Accounts for the gross activity in your sales returns reserve, or tell us why no such disclosure is necessary. Refer to Rules 5-04 and 12-09 of Regulation S-X for guidance.

  RESPONSE: In response to your comment, we believe that our sales returns reserves are a critical accounting estimate as they require the Company to estimate returns based upon sales and return activity. However, the gross activity in the reserve account is not material for the fiscal years ended 2002, 2003 or 2004. As a result, we have not presented this reserve account in Schedule II—Valuation and Qualifying Accounts.

Statements of Operations, page F-4

  48.
  COMMENT: We note that depreciation expense is excluded from cost of goods sold. Please update your cost of goods sold line item on the face of your statements of operations to indicate that cost of goods sold excludes depreciation. Refer to SAB Topic 11:B. Also ensure that your selected quarterly financial data and selected financial data are appropriately updated.

  RESPONSE: The Company includes depreciation expense related to leasehold improvements at its distribution center in cost of goods sold. Depreciation expense related to leasehold improvements for its home office and stores are included in selling, general and administrative expenses. The Prospectus has been revised to reflect this information. Please see the captions "Cost of Goods Sold" and "Selling, General and Administrative Expense" in Note 2 of the financial statements on page F-10 of the Prospectus.

Statements of Changes in Shareholders' Equity, page F-5

  49.
  COMMENT: Please help us better understand the purchase of approximately 5,000 shares of stock by the parent in the year ended December 31, 2002. Specifically, please reconcile the $5.9 million reported on this statement and in the financing section of the statement of cash flows as stock purchased by parent to the $7.1 million purchase price disclosed on page 61 under "Issuance of Stock to Zumiez Holdings." We assume the stock sale transaction reflected in the financial statements is the same transaction discussed on page 61. You indicate on page 61 that the purchase price was paid in cash at the closing, which appears inconsistent with the disclosure of the transaction in your financial statements. Please advise or revise, as necessary.

  RESPONSE: As described in the notes to the financial statements, as well as on page 61 of the Prospectus, Zumiez Holdings, LLC (the "Parent") purchased approximately 5,000 shares of the Company in exchange for approximately $7.1 million in cash. We have prepared the reconciliation below to assist in understanding of the difference between the $7.1 million and the $5.9 million presented in the financial statements.

  As a result of the sale of stock to the Parent in 2002, we received gross cash proceeds of approximately $7,070,000, which were reduced by approximately $1,021,000 of transaction costs incurred by and related to the Company and were further reduced by additional costs of approximately $143,000, which were paid by the Company on behalf of the Parent. This result in the net amount of $5,906,000 that was reported in the statements of shareholders' equity and of cash flows for the year ended December 31, 2002. We have since reclassified our cash flow statement for the year ended December 31, 2002 and reclassified $143,000 of costs incurred on behalf of the Parent as a reduction of "Advances to shareholders." We believe the reconciliation below more appropriately reflects the cash activity associated with this transaction and reconciles the difference between the $7.1 million and the $5.9 million or $6.0 million (adjusted) in the financial statements.

Gross cash proceeds received from sale of stock to Parent	$7,070
Reduction of proceeds for transaction costs incurred by Company	(1,021)
Reduction of proceeds for Parent transaction costs paid by Company	(143)

Stock purchased by Parent, as previously presented	$5,906
Reduction of proceeds for Parent transaction costs paid by Company	143

Stock purchased by Parent, as reclassified	$6,049

Advances from shareholders, as previously presented	$34
Reduction of proceeds for Parent transaction costs paid by Company	(143)

Advances to shareholders, as reclassified	($109)

Notes to Financial Statements

General

  50.
  COMMENT: Please supplementally provide us with a schedule showing, in chronological order from February 1, 2004 to the most recent practicable date, the following information for each issuance of common stock, options and any other instrument that is convertible into common stock. Please present issuances to employees separately from issuances to non-employees (if any). Tell us the date of each issuance, the instrument issued, the number of shares/options issued, the exercise terms, the fair value of an underlying share of your common stock on each issuance date, how you determined the fair value on each date and the amount of compensation expense recorded in your financial statements associated with each issuance.

  If your expected IPO price is more than your estimated fair value on which compensation expense was measured, supplementally explain, in detail, the rationale supporting your estimate of fair value. Discuss and quantify the intervening events that occurred between the issuance date and the date you filed your registration statement that increased the fair value of your stock. You may also want to provide us with details of any independent appraisals.

  Furthermore, please tell us the first date you began discussions with any underwriter in which possible ranges of company value were discussed and provide us with those ranges and the related dates. We may have further comments after we review your response. We will not review any response until you provide us with your anticipated IPO price range.

  RESPONSE: We note that the Company has previously provided the Staff with a response to this comment, which included a memorandum setting forth the Company's valuation methodology regarding option grants in 2004.

  51.
  COMMENT: Based on your Business disclosures on page 41 and information on your website, we note that you sell several types of products. Please revise your filing to provide the revenue disclosures by product group discussed in paragraph 37 of SFAS 131. In particular, it appears that revenue disclosures for each period presented for the following product groups may be applicable:

    •
    Apparel
    •
    Footwear
    •
    Equipment
    •
    Accessories

  If you believe that other product categories are more appropriate, please advise.

  RESPONSE: The Company has reviewed SFAS 131 Paragraph 37, requiring the reporting of each product and service of similar products and services. In accordance with the requirements of this SFAS the Company has reported all similar product lines in the total sales changes. The Company's product lines are all lifestyle driven and similar in characteristics, and are therefore interchangeable based on trends and seasonality. Many of our SKU's cross over several lifestyles, gender and categories making it difficult to provide a meaningful representation of revenue disclosures by specific product lines at a more micro level. In addition, the changes between what could be aggregated into separate product categories typically represent immaterial changes when compared quarter to quarter or year to year. The Company believes that economic differences between specific merchandise categories are not significantly different or material, and adding details about specific category performance will not provide investors with meaningful insight into the Company's results of operations. As a result, the Company believes the current disclosure is in compliance with the requirements of SFAS 131.

2.    Summary of Significant Accounting Policies, page F-8

Merchandise Inventories, page F-9

  52.
  COMMENT: Please disclose the method by which amounts are removed from inventory and the method by which cost is determined. Refer to Rule 5-02.6(b) of Regulation S-X.

  RESPONSE: The Prospectus has been revised to reflect the Staff's comments. Specifically, we have updated our merchandise inventories policy note to state that the cost of merchandise inventories are based upon an average cost methodology and inventories are removed on a first-in, first-out basis. Please see page F-8 of the Prospectus.

Revenue Recognition, page F-10

  53.
  COMMENT: Please disclose how you account for gift cards and, if applicable, merchandise credits, that are never redeemed. Please also specify the income statement line item where you classify gift cards not redeemed and gift card dormancy fees.

  RESPONSE: The Prospectus has been revised to reflect the Staff's comments. Specifically, we have updated our revenue recognition policy note to state that the Company records a liability when gift cards are issued and recognizes revenue when redeemed. Please see page F-10 of the Prospectus. This will confirm that the Company has not experienced unredeemed gift cards, but if this were to occur the Company would maintain the liability for the gift cards as unclaimed property. The Company does not assess gift card dormancy fees.

5.    Long-Term Debt, Page F-13

  54.
  COMMENT: Please definitively state whether you are or are not in compliance with your all covenants related to your loan modification agreement to your revolving credit facility.

  RESPONSE: The Prospectus has been revised to reflect the Staff's comments. Please see page F-14 of the Prospectus.

7.    Stock Options, page F-15

  55.
  COMMENT: We assume that you reflect the recognition of vested stock compensation related to stock options issued below fair market value as in increase in "Employee Stock Options" rather than additional paid-in capital (APIC) solely to permit a reader to determine easily the amount of the increase in APIC related to stock compensation earned during each period presented and on a cumulative basis during the vesting period. We assume that when vesting is complete the company will reclassify the balance in the "Employee Stock Options" equity account to APIC. Please confirm that our understanding is correct.

  RESPONSE: The Company will reclassify the balance in the Employee Stock Options equity account to APIC once the stock split is effected and APIC is generated.

Item 15. Recent Sales of Unregistered Securities, page II-2

  56.
  COMMENT: Please ensure that you separately disclose each issuance of options, along with their terms, fair values, and reason for issuance. Also, you are reminded to present issuances to nonemployees separately from issuances to employees.

  RESPONSE: The Registration Statement has been revised to reflect the Staff's comments. Please see page II-3 of the Amendment.

        Additionally, the Company advises the Commission that it will be making an oral request for acceleration of the Registration Statement on Form S-1 in accordance with Rule 461 under the Act. Such request may be made by an officer or employee of the Company or by any lawyer with the law firm of Preston Gates & Ellis LLP. The Company confirms that it is aware of its obligations under the Act, and acknowledges that:

  •
  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please call our attorneys at Preston Gates & Ellis LLP—specifically Gary J. Kocher, or in his absence, Chris K. Visser, both of whom can be reached at (206) 623-7580 if you have any questions or further comments with respect to the foregoing.

Very truly yours,
Zumiez Inc.
By
/S/ BRENDA I. MORRIS Brenda I. Morris Chief Financial Officer
cc:
Pradip Bhaumik
George Ohsiek
Yong Kim
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Richard M. Brooks
Zumiez Inc.
6300 Merrill Creek Parkway
Suite B
Everett, WA 98203

Eric S. Haueter, Esq.
Sidley Austin Brown & Wood LLP
555 California Street
San Francisco, CA 94104

Gary J. Kocher, Esq.
Chris K. Visser, Esq.
Preston Gates & Ellis LLP
925 Fourth Avenue
Suite 2900
Seattle, WA 98104

Exhibit A

BOARD-TRAC®
2003
Size of Market Report

[LOGO]

Copyright 2003 Board-Trac Inc. All rights reserved.
Board-Track™ is a registered trademark of Board-Track Inc.

Size of Market

Estimates from 2003 Survey Data of 4,000+ Participants

Total Board Market Projections—U.S. Retail Sales

Skateboard Total:	$5,706,142,000
Snowboard Total:	$2,282,232,000
Waveriding Total:	$4,137,101,054

Grand Total: = $12,125,475,054* +/-2%

*
Takes into account the cross-over factor from each of the sports

Board-Trac Fall 2003

7

Exhibit B

Teenage Research Unlimited®
[TRU LOGO]

For further information:
TEENAGE RESEARCH
UNLIMITED
Michael Wood
707 Skokie Blvd., 7th Floor
Northbrook, IL 60062
(847) 564-3440 x.232

TRU Projects Teens Will Spend $169 Billion In 2004

FOR IMMEDIATE RELEASE
December 1, 2004

Northbrook, Ill—Teens are projected to spend $169 billion in 2004 slight decrease from 2003, according to the most recent study by Teenage Research Unlimited (TRU), the nation's premier market-research firm focusing on the teen market.

According to figures released in the Fall 2004 TRU Study, teens aged 12 to 19 spent an average of $91 per week this year, down from $103 last year. This weekly spending figure includes both teens' own money and the cash they receive as gifts, allowance, and other spending money from parents.

Despite the decline, teen spending from early summer through fall was strong, indicating that the year's overall decline was entirely driven by a reported 12% drop in weekly spending last winter.

According to TRU Vice President Michael Wood, teen consumers may have finally felt a pinch from the weakened economy, especially as part-time jobs typically available to teens became scarce.

"Teens entered 2004 with a more value-conscious mindset," Wood explains. "They realize that quality and value aren't mutually exclusive. Especially in tough economic times, teens can be a little frugal with their personal spending money while still demanding a great deal from their purchases."

Still, teens' outlook on their spending for 2005 appears optimistic; some 45% of respondents to The TRU Study expect that they'll spend more money in 2005, 37% predict to spend about the same and only 17% of teens surveyed anticipate that they'll spend less than this year.

Additionally, despite this year's decline, teen spending has increased an average of 5% per year over the past seven years, and the solid fall numbers, along with decent holiday season projections, point to a likely upswing in 2005.

"Though teens may have finally felt a 'trickle down' from the tough economy, they tend to remain more optimistic than adults because their lack of fixed expenses," Wood notes.

TRU polls more than 2,000 demographically representative teens compile its annual teen-spending report. The syndicated TRU Study is the largest of its type, surveying a nationally representative sample of American teens twice yearly on trends, lifestyles, attitudes, and consumer behaviors. This year, TRU conducted more than 1,000 focus groups, in addition to many in-depth interviews and customized quantitative studies. In the past 20 years, TRU has interviewed more than half a million teenagers.

###

Exhibit C

        The SGMA Report:

Sports
Participation
Topline Report
2004 Edition
(rev. 8/2004)

Statistical Highlights from
the Superstudy® of
Sports Participation

[SGMA International LOGO]

SGMA SPORTS PARTICIPATION TRENDS
U.S. Population, 6 years of age or older, at least once per year (thousands)
Released April 2004

[1]Thirteen-year change      [2]Ten-year change      [3]Six-year change       [4]Five-year change      [5]Four-year change       [6]Three-year change
[7]Two-year change      [8]2003 figure is elevated due to change in category definition from "Pistol" to "Handgun."

Bold type face indicates statistically significant change at 95% confidence level

	1987 Benchmark	1993	1998	2001	2002	2003	1 Year % Change (2002-2003)	16 Year % Change (1987-2003)
Fitness Activities
Aerobics (High Impact)	13,961	10,356	7,460	6,401	5,423	5,875	+8.3	-57.9
Aerobics (Low Impact)	11,888	13,418	12,774	10,026	9,286	8,813	-5.1	-25.9
Aerobics (Step)	n.a.	11,502	10,784	8,542	8,336	8,457	+1.5	-26.5	[2]
Aerobics (Net)	21,225	24,839	21,017	16,948	16,046	16,451	+2.5	-22.5
Other Exercise to Music	n.a.	n.a.	13,846	13,076	13,540	14,159	+4.6	+2.3	[4]
Aquatic Exercise	n.a.	n.a.	6,685	7,103	6,995	7,141	+2.1	+6.8	[4]
Calisthenics	n.a.	n.a.	30,982	29,392	26,862	28,007	+4.3	-9.6	[4]
Cardio Kickboxing	n.a.	n.a.	n.a.	6,665	5,940	5,489	-7.6	-27.8	[5]
Fitness Bicycling	n.a.	n.a.	13,556	10,761	11,153	12,048	+8.0	-11.1	[4]
Fitness Walking	27,164	36,325	36,395	36,445	37,981	37,945	-0.1	+39.7
Running/Jogging	37,136	34,057	34,962	34,857	35,866	36,152	+0.8	-2.6
Fitness Swimming	16,912	17,485	15,258	15,300	14,542	15,899	+9.3	-6.0
Pilates Training	n.a.	n.a.	n.a.	2,437	4,671	9,469	+102.7	+444.5	[6]
Stretching	n.a.	n.a.	35,114	38,120	38,367	42,096	+9.7	+19.9	[4]
Yoga/Tai Chi	n.a.	n.a.	5,708	9,741	11,106	13,371	+20.4	+134.3	[4]
Equipment Exercise
Barbells	n.a.	n.a.	21,263	23,030	24,812	25,645	+3.4	+20.6	[4]
Dumbells	n.a.	n.a.	23,414	26,773	28,933	30,549	+5.6	+30.5	[4]
Hand Weights	n.a.	n.a.	23,325	27,086	28,453	29,720	+4.5	+27.4	[4]
Free Weights (Net)	22,553	28,564	41,266	45,407	48,261	51,567	+6.9	+128.6
Weight/Resistance Machines	15,261	19,446	22,519	25,942	27,848	29,996	+7.7	+96.6
Home Gym Exercise	3,905	6,258	7,577	8,497	8,924	9,260	+3.8	+137.1
Abdominal Machine/Device	n.a.	n.a.	16,534	18,692	17,370	17,364	0	+5.0	[4]
Rowing Machine Exercise	14,481	11,263	7,485	7,089	7,092	6,484	-8.6	-55.2
Stationary Cycling (Upright Bike)	n.a.	n.a.	20,744	17,483	17,403	17,488	+0.5	-15.7	[4]
Stationary Cycling (Spinning)	n.a.	n.a.	6,776	6,418	6,135	6,462	+5.3	-4.6	[4]
Stationary Cycling (Recumbent Bike)	n.a.	n.a.	6,773	8,654	10,217	10,683	+4.6	+57.7	[4]
Stationary Cycling (Net)	30,765	35,975	30,791	28,720	29,083	30,952	+6.4	+0.6
Treadmill Exercise	4,396	19,685	37,073	41,638	43,431	45,572	+4.9	+936.7
Stair-Climbing Machine Exercise	2,121	22,494	18,609	15,117	14,251	14,321	+0.5	+575.2
Aerobic Rider	n.a.	n.a.	5,868	3,918	3,654	2,955	-19.1	-49.6	[4]
Elliptical Motion Trainer	n.a.	n.a.	3,863	8,255	10,695	13,415	+25.4	+247.3	[4]
Cross-Country Ski Machine Exercise	n.a.	9,792	6,870	4,924	5,074	4,744	-6.5	-25.8	[1]
Team Sports
Baseball	15,098	15,586	12,318	11,405	10,402	10,885	+4.6	-27.1
Basketball	35,737	42,138	42,417	38,663	36,584	35,439	-3.1	-0.8
Cheerleading	n.a.	3,257	3,266	3,844	3,596	3,574	-0.6	+17.6
Ice Hockey	2,393	3,204	2,915	2,344	2,612	2,789	+6.8	+16.5
Field Hockey	n.a.	n.a.	1,375	1,249	1,096	n.a.	n.a.	n.a.
Football (Touch)	20,292	21,241	17,382	16,675	14,903	14,119	-5.3	-30.4
Football (Tackle)	n.a.	n.a.	n.a.	5,400	5,783	5,751	-0.6	+16.6	[5]
Football (Net)	n.a.	n.a.	n.a.	19,199	18,703	17,958	-4.0	-4.1	[5]
Lacrosse	n.a.	n.a.	926	1,099	921	1,132	+22.9	+22.2	[4]
Rugby	n.a.	n.a.	546	573	n.a.	n.a.	n.a.	n.a.
Soccer (Indoor)	n.a.	n.a.	n.a.	n.a.	n.a.	4,563	n.a.	n.a.
Soccer (Outdoor)	n.a.	n.a.	n.a.	n.a.	n.a.	16,133	n.a.	n.a.
Soccer (Net)	15,388	16,365	18,176	19,042	17,641	17,679	+0.2	+14.9
Softball (Regular)	n.a.	n.a.	19,407	17,679	14,372	14,410	+0.3	-25.7	[4]
Softball (Fast-Pitch)	n.a.	n.a.	3,702	4,117	3,658	3,487	-4.7	-5.8	[4]
Softball (Net)	n.a.	n.a.	21,352	20,123	16,587	16,020	-3.4	-25.0	[4]
Volleyball (Hard Surface)	n.a.	n.a.	n.a.	12,802	11,748	11,008	-6.3	-14.0	[7]
Volleyball (Grass)	n.a.	n.a.	n.a.	10,330	8,621	7,953	-7.7	-23.0	[7]
Volleyball (Beach)	n.a.	13,509	10,572	7,791	7,516	7,454	-0.8	-35.5	[1]
Volleyball (Net)	35,984	37,757	26,637	24,123	21,488	20,286	-5.6	-43.6
Racquet Sports
Badminton	14,793	11,908	9,936	7,684	6,765	5,937	-12.2	-59.9
Racquetball	10,395	7,412	5,853	5,296	4,840	4,875	+0.7	-53.1
Squash	n.a.	n.a.	289	n.a.	302	473	+56.6	n.a.
Tennis	21,147	19,346	16,937	15,098	16,353	17,325	+5.9	-18.1

1

SGMA SPORTS PARTICIPATION TRENDS
U.S. Population, 6 years of age or older, at least once per year (thousands)
Released April 2004

[1]Thirteen-year change      [2]Ten-year change      [3]Six-year change       [4]Five-year change      [5]Four-year change       [6]Three-year change
[7]Two-year change      [8]2003 figure is elevated due to change in category definition from "Pistol" to "Handgun."

Bold type face indicates statistically significant change at 95% confidence level

	1987 Benchmark	1993	1998	2001	2002	2003	1 Year % Change (2002-2003)	16 Year % Change (1987-2003)
Personal Contact Sports
Boxing	n.a.	n.a.	n.a.	932	908	945	+4.1	+4.5	[5]
Martial Arts	n.a.	n.a.	5,368	5,999	5,996	6,883	+14.8	+28.2	[4]
Wrestling	n.a.	n.a.	n.a.	2,360	2,026	1,820	-10.2	-28.5	[5]
Indoor Sports
Billiards / Pool	35,297	40,254	39,654	39,263	39,527	40,726	+3.0	+15.4
Bowling	47,823	49,022	50,593	55,452	53,160	55,035	+3.5	+15.1
Darts	n.a.	n.a.	21,792	19,460	19,703	19,486	-1.1	-10.6	[4]
Table Tennis	n.a.	17,689	14,999	13,239	12,796	13,511	+5.6	-32.7	[1]
Wheel Sports
Roller Hockey	n.a.	2,323	3,876	2,733	2,875	2,718	-5.5	+17.0	[2]
Roller Skating (2x2 Wheels)	n.a.	24,223	14,752	11,443	10,968	11,746	+7.1	-56.7	[1]
Roller Skating (Inline Wheels)	n.a.	13,689	32,010	26,022	21,572	19,233	-10.8	+309.6	[1]
Scooter Riding (Non-motorized)	n.a.	n.a.	n.a.	15,796	13,858	11,493	-17.1	-17.2	[6]
Skateboarding	10,888	5,388	7,190	12,459	12,997	11,090	-14.7	+1.9
Other Sports/Activities
Bicycling (BMX)	n.a.	n.a.	n.a.	3,668	3,885	3,365	-13.4	-9.8	[5]
Bicycling (Recreational)	n.a.	n.a.	54,575	52,948	53,524	53,710	+0.3	-1.6	[4]
Golf	26,261	28,610	29,961	29,382	27,812	27,314	-1.8	+4.0	[4]
Gymnastics	n.a.	n.a.	6,224	5,557	5,149	5,189	+0.8	-16.6	[4]
Swimming (Recreational)	n.a.	n.a.	94,371	93,571	92,667	96,429	+4.1	+2.2	[4]
Walking (Recreational)	n.a.	n.a.	80,864	84,182	84,986	88,799	+4.5	+9.8	[4]
Outdoors Activities
Camping (Tent)	35,232	34,772	42,677	43,472	40,316	41,891	+3.9	+18.9
Camping (Recreational Vehicle)	22,655	22,187	18,188	19,117	18,747	19,022	+1.5	-16.0
Camping (Net)	50,386	49,858	50,650	52,929	49,808	51,007	+2.4	+1.2
Hiking (Day)	n.a.	n.a.	38,629	36,915	36,778	39,096	+6.3	+1.2	[4]
Hiking (Overnight)	n.a.	n.a.	6,821	6,007	5,839	6,213	+6.4	-8.9	[4]
Hiking (Net)	n.a.	n.a.	40,117	37,999	37,888	40,409	+6.7	+0.7	[4]
Horseback Riding	n.a.	n.a.	16,522	16,648	14,641	16,009	+9.3	-3.1	[4]
Mountain Biking	1,512	7,408	8,611	6,189	6,719	6,940	+3.3	+359.0
Mountain/Rock Climbing	n.a.	n.a.	2,004	1,819	2,089	2,169	+3.8	+8.2	[4]
Artificial Wall Climbing	n.a.	n.a.	4,696	7,377	7,185	8,634	+20.2	+83.9	[4]
Trail Running	n.a.	n.a.	5,249	5,773	5,625	6,109	+8.6	+16.4	[4]
Shooting Sports
Archery	8,558	8,648	7,109	6,442	6,650	7,111	+6.9	-16.9
Hunting (Shotgun/Rifle)	25,241	23,189	16,684	16,672	16,471	15,232	-7.5	-39.7
Hunting (Bow)	n.a.	n.a.	4,719	4,435	4,752	4,155	-12.6	-12.0	[4]
Paintball	n.a.	n.a.	5,923	7,678	8,679	9,835	+13.3	+66.0	[4]
Shooting (Sport Clays)	n.a.	3,100	2,734	3,324	3,017	3,867	+28.2	+31.9	[1]
Shooting (Trap/Skeet)	5,073	n.a.	3,800	3,904	3,696	4,496	+21.6	-11.4
Target Shooting (Rifle)	n.a.	n.a.	14,042	13,979	14,336	15,176	+5.9	+8.1	[4]
Target Shooting (Handgun)[8]	n.a.	n.a.	12,110	11,402	11,064	13,836	+25.1	+14.3	[4]
Target Shooting (Net)[8]	18,947	23,498	18,330	17,838	17,558	19,788	+12.7	+4.4
Fishing
Fishing (Fly)	11,359	6,598	7,269	5,999	6,034	6,033	0	-46.9
Fishing (Freshwater-Other)	50,500	50,198	45,807	43,547	42,605	43,819	+2.8	-13.2
Fishing (Saltwater)	19,646	18,490	15,671	13,871	14,874	15,221	+2.3	-22.5
Fishing (Net)	58,402	55,442	55,488	53,137	51,426	52,970	+3.0	-9.3
Winter Sports
Ice Skating	n.a.	n.a.	18,710	16,753	14,530	17,049	+17.3	-8.9	[4]
Skiing (Cross-Country)	8,344	6,489	4,728	4,123	4,080	4,171	+2.2	-50.0
Skiing (Downhill)	17,676	17,567	14,836	13,202	14,249	13,633	-4.3	-22.9
Snowboarding	n.a.	2,567	5,461	6,797	7,691	7,818	+1.7	+269.5	[1]
Snowmobiling	n.a.	n.a.	6,492	6,451	4,515	5,509	+22.0	-15.1	[4]
Snowshoeing	n.a.	n.a.	1,721	2,042	2,006	2,479	+23.6	+44.0	[4]

2

SGMA SPORTS PARTICIPATION TRENDS
U.S. Population, 6 years of age or older, at least once per year (thousands)
Released April 2004

[1]Thirteen-year change      [2]Ten-year change      [3]Six-year change       [4]Five-year change      [5]Four-year change       [6]Three-year change
[7]Two-year change      [8]2003 figure is elevated due to change in category definition from "Pistol" to "Handgun."

Bold type face indicates statistically significant change at 95% confidence level

	1987 Benchmark	1993	1998	2001	2002	2003	1 Year % Change (2002-2003)	16 Year % Change (1987-2003)
Water Sports
Boardsailing/Windsurfing	1,145	835	1,075	537	496	779	+57.1	-32.0
Canoeing	n.a.	n.a.	13,615	12,044	10,933	11,632	+6.4	-14.6	[4]
Kayaking	n.a.	n.a.	3,501	4,727	5,562	6,324	+13.7	+80.6	[4]
Rafting	n.a.	n.a.	5,570	4,580	4,431	4,553	+2.8	-18.3	[4]
Jet Skiing	n.a.	n.a.	11,203	10,593	9,806	10,648	+8.6	-5.0	[4]
Sailing	6,368	3,918	5,902	5,230	5,161	5,232	+1.4	-17.8
Scuba Diving	2,433	2,306	3,448	2,744	3,328	3,215	-3.4	+32.1
Snorkeling	n.a.	n.a.	10,575	9,788	9,865	10,179	+3.2	-3.7	[4]
Surfing	1,459	n.a.	1,395	1,601	1,879	2,087	+11.1	+43.0
Wakeboarding	n.a.	n.a.	2,253	3,097	3,142	3,356	+6.8	+49.0	[4]
Water Skiing	19,902	16,626	10,161	8,301	8,204	8,425	+2.7	-57.7

You are authorized and encouraged to reproduce this information for bona fide news stories. Please source SGMA International. This information is copyrighted and cannot be repackaged for sale as market research information without specific, written permission of SGMA International. Please contact SGMA International for additional information.

3

About This Report

        When it comes to analyzing the size of sports product markets, participation figures form the most crucial data. While they may complement consumer, point-of-sale and retail trade studies, participation data are more important in defining the size of a market.

        For example, during the 1990s, there were mammoth gains in golf product sales and industry stock prices, which contradicted participation tracking research that showed golf enjoyed only modest growth in that decade. A closer inspection revealed that the growth of golf companies was based on increasingly expensive new products that prompted multiple 'discretionary' purchases from the existing participant base. The reality: the growth of golf participation was unremarkable.

        For such reasons, sports participation defines the size, composition, and ultimately the trend of the product market. It is, in effect, the 'gold standard' to which all markets eventually return.

        This report is based on the Superstudy® of sports participation conducted by American Sports Data, Inc. in January 2004, monitoring an unprecedented 103 sports and fitness activities.

        Current year data (calendar 2003) are based on a nationally representative sample of children and adults age 6+, drawn from the consumer mail panel of NFO Worldwide, the largest mail panel research company in the world, with a U.S. panel comprised of 500,000 households.

        During the period January 5-6, 2004, four-page self-administered questionnaire booklets were mailed to 25,000 NFO households across the county. Only one individual in each household was targeted as a respondent, thus enhancing the quality of the data collected.

        At the conclusion of the fieldwork, 15,495 questionnaires had been returned for a response rate of 62%. A total of 15,015 usable questionnaires comprised the final sample, which was balanced to reflect the latest U.S. Census parameters of Age within Gender, Race, Household Income and Geographic Region. The weighted data were then projected to the U.S. population of 260,382,000, so each respondent in the study represents 17,341 people.

About SGMA

        When six equipment manufacturers met in 1906 to found the Sporting Goods Manufacturers Association, their goal was simple: "To create better feeling and good fellowship among the manufacturers."

        Ever since those early days, the association has been involved in serving the sporting goods industry, whether it's by conducting valuable, in-depth research, organizing trade show, lobbing on the industry's behalf in Congress or serving as a catalyst to stimulate market growth, getting more people to participate in sports.

        As our trade group has evolved, so has our mission: "To represent and support members through programs and strategies for sports participation, market intelligence, public policy and The Super Show®." And as our reputation for integrity has spread, so has our ability to serve as valued liaison between manufacturers and amateur sports.

        SGMA continues to actively foster the industry's health and growth by promoting collective action and taking a leadership role. Sports and fitness manufacturers, suppliers, reps and others interested in sport, fitness and recreation are welcome to partner with us in securing a future that both promotes and protects the business of sport.

[SGMA Logo] INTERNATIONAL	200 Castlewood Drive, North Palm Beach, FL 33408 Telephone: 561-842-4100 Fax: 561-863-8984 Website: www.SGMA.com E-mail: info@SGMA.com

Exhibit D

Date: [Date]

Dear Potential Purchaser:

        In connection with our proposed initial public offering ("IPO") of shares of our Common Stock (the "Stock"), we have made arrangements, through Piper Jaffray & Co. ("Piper Jaffray"), to enable [directors, officers and other employees, friends, business associates and other related persons] of Zumiez Inc. (the "Company") to purchase shares directly from Piper Jaffray as part of the initial sale of Stock to the public at the initial offering price (the "Directed Share Program"). While it is anticipated that the offering price for the Stock will be between $«lowrange» and $«highrange» per share, the actual price will be determined immediately prior to the offering by negotiations between us and our underwriters.

        If you are interested in purchasing Stock in the Directed Share Program, you must open an individual, retail brokerage account (no IRA, 401(k) or SEP accounts) with Piper Jaffray and indicate the number of shares (a minimum of [    ]) that you are interested in purchasing by completing the attached forms. These forms must be returned so that they arrive no later than «duedate». All purchases must be made with your own funds. Your indication of interest in buying Stock in the Directed Share Program does not constitute an agreement on your part to buy any Stock or an agreement on the part of the Company or Piper Jaffray to sell any Stock to you. DO NOT SEND MONEY NOW. Payment by you for any Stock you purchase in the Directed Share Program must be received by Piper Jaffray promptly after effectiveness of the registration statement and no later than the settlement date, which is three trading days after trading of the Stock commences.

        The sale of Stock to you in the manner described above is subject to compliance with the securities laws of your state. All appropriate action has been commenced to comply with the securities laws of your state so that offers of securities may be made there. You will be advised if for any reason the Stock may not be sold to you under the securities laws of your state. In addition, you should be aware that your purchase of Stock is an investment subject to the inherent risks of the stock market. There can be no assurance that the market price of the Stock after the offering will be higher than the initial offering price. In deciding whether you have an interest in purchasing any Stock as described above, you should know that you may purchase the Stock on the open market after the offering at the then current trading price of the Stock. We urge you to review carefully the enclosed preliminary prospectus, including the "Risk Factors" section.

        A registration statement relating to the Stock has been filed with the Securities and Exchange Commission but has not yet become effective. The Stock may not be sold nor may offers to buy the Stock be accepted prior to the time the registration statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Stock in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. No offer to buy the Stock can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. An indication of interest in response to this letter will involve no obligation or commitment of any kind. The Stock has not, nor is it currently intended to be, registered for sale in any jurisdiction outside the United States in which such offer or sale would be prohibited without such registration or an exemption from registration. This letter is not intended to encourage you to request any shares of the Stock. It is simply intended to inform you that there is a proposed offering should you be interested in investing.

        Should you be interested in participating in the Directed Share Program, please review the enclosed preliminary prospectus and complete the enclosed documentation, which includes:

    •
    Account Application

    •
    Indication of Interest

    •
    Certificate for the Purchase of IPOs of Equity Securities and Directed Share Program Supplement

        Following the effectiveness of the registration statement, individuals who have returned the required documents by «duedate» and who meet the applicable requirements will be contacted via telephone by a Piper Jaffray representative. This representative will confirm the number of shares of Stock allocated to you and your acceptance of those shares. Piper Jaffray will make every attempt to reach you the night the IPO prices at the phone numbers you provide. If Piper Jaffrey does not connect with you, they will attempt to leave you a message, and you will need to call them back before 9:00 a.m. CDT on the first day of trading (i.e., the day after the IPO has been priced). If you do not directly confirm your purchase with Piper Jaffray by that time, you will not be able to purchase any shares of Stock under the Directed Share Program. Therefore, it is very important that you include your work number, home number and cell phone number, if applicable, on your Account Application so that Piper Jaffray will be able to reach you. We cannot estimate exactly when the IPO will be priced. Therefore, if your telephone number or the number you have provided at which to notify you should change, even temporarily, please immediately notify Piper Jaffray of this change.

        Please call Piper Jaffray's Corporate & Venture Services team at 800-757-2924 or 612-303-1970 if you have any questions.

Sincerely,

ZUMIEZ INC.

2

ZUMIEZ INC.

Instructions for Document Completion

1.     Account Application:

  •
  General Account Information: Fill this section out completely.
  •
  Designated Fund Authorization: Please select a fund. Should you ever have funds in the account, your funds will be swept to the money market fund of your choosing.
  •
  Disclosure and Signature: Please be sure to sign your application. The application will not be valid without original signatures.

2.     Indication of Interest:

  •
  Indicate the number of shares of Stock you want (minimum of [    ]) and are able to purchase.
  •
  Once the registration statement becomes effective, Piper Jaffray will notify you of the number of shares of Stock, if any, that you have been allocated, the price per share and the total amount due.

3.     Certificate for the Purchase of IPOs of Equity Securities and Directed Share Program Supplement:

  •
  Review the Certificate carefully and check the box that generally applies to you.
  •
  Review the Supplement carefully and answer questions 1 through 3.

        If you still have questions once you have looked through this information, please contact Piper Jaffray's Corporate & Venture Services team at 800-757-2924 or 612-303-1970.

Notification and Payment Process

1.
Following the effectiveness of the registration statement, individuals who have returned the required documents by «duedate» and who meet applicable requirements will be contacted via telephone by a Piper Jaffray representative. This representative will confirm the number of shares of Stock allocated to you and your acceptance of those shares. Piper Jaffray will make every attempt to reach you the night the IPO prices at the phone numbers you provide. If Piper Jaffray does not connect with you, they will attempt to leave you a message, and you will need to call them back before 9:00 a.m. CDT on the first day of trading (i.e., the day after the IPO has been priced). If you do not directly confirm your purchase with Piper Jaffray by that time, you will not be able to purchase any shares under the Directed Share Program. Therefore, it is very important that you include your work number, home number and cell phone number, if applicable, on your Account Application so that Piper Jaffray is able to reach you.

2.
When Piper Jaffray speaks with you by telephone following the effectiveness of the registration statement, they will notify you of your Piper Jaffray account number and the total amount due if you have confirmed that you will purchase some or all of the shares of Stock allocated to you. Do not send payment now. Payment must be received at Piper Jaffray by the settlement date, which is three trading days after trading of the Stock begins. All checks must be made payable to Piper Jaffray in U.S. dollars. When remitting your payment, please make a notation on the check that it is for Zumiez Inc. and include your account number or social security/tax identification number. If you choose to wire funds, Piper Jaffray will provide you with wiring instructions when they call you concerning your allocation.

3.
We cannot estimate exactly when the IPO will be priced. Therefore, if your telephone number or the number you have provided at which to notify you should change, even temporarily, please immediately notify Piper Jaffray of this change.

ZUMIEZ INC.

INDICATION OF INTEREST:
write in number of shares—minimum of [ ])

        Due to the limited number of shares of Stock available for reservation for participants under the Directed Share Program, you will not be assured of obtaining any or all of the number of shares you request. If the Directed Share Program becomes oversubscribed, the available shares will be allocated among the participants. The Stock is expected to be priced between $[low range] and $[high range] per share. Although this is the expected range, the Stock may be priced higher or lower.

***IMPORTANT***

        Please complete and sign all appropriate forms with original signatures to arrive by «duedate» to the address below. Even if you would like to participate in the offering, do not send any money at this time.

        Piper Jaffray & Co.
        Corporate & Venture Services
        J12S06
        800 Nicollet Mall
        Minneapolis MN 55402-7020

Please check the boxes to acknowledge your agreement with the following:

☐
I/We hereby authorize Piper Jaffray to disclose to Zumiez Inc. the number of shares indicated for and purchased in the IPO.

☐
I/We understand that there are a limited number of shares available for sale pursuant to the Directed Share Program, that my/our participation may be limited without any further consultation with me/us by Zumiez Inc. or by Piper Jaffray and further, that there is no guarantee of participation in the Directed Share Program.

☐
I understand that risks associated with this public offering are set forth in the preliminary prospectus. I acknowledge that you have not advised me on the appropriateness of this investment based on my background, experience and financial situation.

☐
I understand that no offer to buy the Stock can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. An indication of interest in response to this letter will involve no obligation or commitment of any kind.

☐
I understand that if I am allocated any shares of Stock, I must verbally confirm any purchase of such shares with Piper Jaffray as described in the "Notification and Payment Process" section in the enclosed documents.

Signature(s):	Date:

Print Name:	SS#:

PiperJaffray.	CORPORATE & VENTURE SERVICES ACCOUNT APPLICATION	Account No. Rep No.
ACCOUNT OWNER INFORMATION		AMAC

Name (First, Middle, Last)	Date of Birth (mm/dd/yyyy)	Country of Citizenship
☐USA ☐Other:

Residential Address (no P.O. Box or C/O address)	Mailing Address (if different from Residential Address)

SSN/TIN	If None, Gov't. ID No./Type	Place of Issue (country)	Issued (mm/dd/yyyy)	Expires (mm/dd/yyyy)

Home	☐ Own ☐ Own	Home Phone ( )	Work Phone ( )	Other Phone ( )

Name of Current Employer (if self, name of business)	Job Title		Yrs. w/ Employer

Employer/Business Street Address	City	State	Zip

Marital Status		Spouse/Partner's Name	Spouse/Partner's Job Title	Spouse/Partner's Employer's Name
☐ Married (A) ☐ Single (B)	☐ Divorced (C) ☐ Widowed (D)

$ Amount Range	Annual Income Range	Net Worth (Excluding Home)	Liquid Net Worth (Cash, Securities, etc)	Occupation Business Owner/Partner (1)	Account Owner ☐	Spouse/Partner ☐
Under $50,000 (a)	☐	☐	☐	Agricultural Owner (2)	☐	☐
$50,000-$99,999 (b)	☐	☐	☐	Senior Executive (3)	☐	☐
$100,000-$249,999 (c)	☐	☐	☐	Professional (Salary) (4)	☐	☐
$250,000-$499,999 (d)	☐	☐	☐	Professional (Commission) (5)	☐	☐
$500,000-$999,999 (e)	☐	☐	☐	Non-Exempt (Hourly) (6)	☐	☐
$1,000,000-$2,999,999 (f)	☐	☐	☐	Homemaker/Volunteer (7)	☐	☐
$3,000,000-$4,999,999 (g)	☐	☐	☐	Student/Child (8)	☐	☐
Over $5,000,000 (h)	☐	☐	☐	Not Employed (N)	☐	☐
N/A (Entity Account) (i)	☐	☐	☐	Retired (R)	☐	☐

Investment Objectives: Registered public offerings are generally appropriate for account owners willing to make speculative investments. If your objective with respect to this investment is other than speculation, please indicate your objective below:

Tax Bracket %	Corporate officer, director or 10% shareholder of a publicly traded company?	☐ Yes ☐ No	Investment Experience (years) Stocks/Bonds:	0-1 ☐	1-5 ☐	5+ ☐	E-mail, if applicable (one per account)

DESIGNATED FUND AUTHORIZATION

"X" One	☐ Prime Obligations—Class A (PPA) (default) ☐ Government Obligations—Class A (PGA)	☐ Tax Free Obligations—Class A (PFA) ☐ Treasury Obligations—Class A (PTA)	☐ AZ Municipal Cash Trust (BZM) ☐ CA Municipal Cash Trust (BAC) ☐ MN Municipal Cash Trust (BNM)

SUBSTITUTE W-9 CERTIFICATION (Social Security or Tax ID Number required above, to be valid)

IMPORTANT NOTICE: INTERNAL REVENUE SERVICE REQUIRES THAT A W-9 BE COMPLETED WITHIN 30 DAYS OF THE OPENING OF ANY NEW ACCOUNT. IF AN ACCOUNT DOES NOT HAVE A W-9, 28% OF ANY REPORTABLE PAYMENTS RECEIVED WILL BE WITHHELD FROM YOUR ACCOUNT AND SENT TO THE IRS. TO RECEIVE CREDIT FOR ANY WITHHELD AMOUNT, PLEASE CONSULT YOUR TAX PREPARER.

Certification: Under penalties of perjury, I certify by signing below that:
(1) The Social Security Number or Tax Payer ID number shown above is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and	am subject to backup withholding as a result of a failure to report all interest or dividends, or c) The IRS has notified me that I am no longer subject to backup withholding, and
(3) I am a U.S. person (including a U.S. resident alien).
(2) I am not subject to backup withholding because: a) I am exempt from backup withholding or b) I have not been notified by the Internal Revenue Service (IRS) that I

Certification Instructions: You must cross out item (2) if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

DISCLOSURES AND SIGNATURES

☐ Yes ☐ No	With the exception of Piper Jaffray disclosing to the offering company your indication of interest and any purchase of shares of this registered public offering, do you want your name, address and security position released to requesting companies in which you hold securities? NOTE: If you do not respond, we will assume your answer is "No" and we will not disclose your identity to requesting companies.

Important Information About Procedures For Opening A New Account:
To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. What this means for you: When you open an account, we will ask for your name, address, date of birth and other information that will allow us to identify you. We may also ask to see your driver's license or other identifying documents.

By Signing Below:
(1)	I understand that only if I have an outstanding debit balance, may my securities be loaned to Piper Jaffray or others.		PRIVACY information in paragraph 1), which is incorporated herein by reference.
(2) (3)	I understand that I cannot borrow against the securities held in my account. I consent and agree to the terms and conditions, and acknowledge receipt of a copy, of this application and the Account Agreement (including the	(4)	I UNDERSTAND THIS AGREEMENT CONTAINS A PRE-DISPUTE ARBITRATION CLAUSE AS SHOWN ON PAGE 3, PARAGRAPH 8 IN THE ACCOUNT AGREEMENT.

NOTE: The Internal Revenue Service does not require your consent to any provisions of this document other than the certifications required to avoid backup withholding.

Client Signature X		Print Name	Date

Financial Advisor Signature X	Date	Branch Manager Signature X	Date

Form E1022 (1/05)		Since 1895. Member SIPC and NYSE.

CORPORATE & VENTURE SERVICES
ACCOUNT AGREEMENT
for Asset Management Account

        This agreement ("Agreement") governs my Piper Jaffray & Co. ("Piper Jaffray") Corporate & Venture Services Account ("Account"). For accounts owned or directed by more than one person, "we", "us" and "our" are each substituted for "I", "me" and "my". I am sometimes referred to as "the Client." Piper Jaffray is sometimes referred to as "you" or "the Company".

1.     Consumer Privacy Pledge and Disclosure of Account Information.

        I understand that clients receive a copy of the Piper Jaffray Consumer Privacy Pledge when they open their account and at least once annually. The Consumer Privacy Pledge is also available in branch offices and on the Web at www.PiperJaffray.com. The Consumer Privacy Pledge:

  •
  Describes how you collect, protect and use confidential financial and other information,

  •
  Describes the circumstances in which you share information with members of your corporate family and with unaffiliated third parties; and

  •
  Tells how I can (a) limit the ways you share, or (b) request corrections to the information you maintain about me.

2.     Money Market Investment Funds (the "Funds").

        I understand that you offer several Funds as a component of the Account. I authorize you to invest any cash in my Account automatically in shares of whichever Fund I designate (the "Designated Fund"). Although cash will be invested automatically only in the Designated Fund I may purchase shares of other Funds at any time. The Funds declare dividends each business day, credit dividends monthly, and pay dividends in additional Fund shares. Fund shares are redeemed at their net asset value. I authorize automatic redemptions, as necessary, to satisfy debit balances in my Account. I may also redeem Fund shares directly by written or oral request to you.

        This agreement is subject to the Fund prospectuses, including any supplements or amendments thereto ("Prospectuses"). Orders to purchase or redeem Fund shares will become effective as provided in the Prospectuses. Ordinarily, a purchase order will not be entered until cash becomes available to you. You may, however, advance Federal Funds to the Account on my behalf to enable me to purchase Fund shares and earn Fund dividends prior to final collection of checks or other instruments deposited in my Account. While such advances have been made, however, I agree that you may reasonably withhold access by me to the redemption proceeds of Fund shares.

3.     Transactions in the Account.

  a.
  When I buy securities, you will first apply any cash in my Account on the settlement date to pay for the purchase. If there is insufficient cash, you will then redeem Fund shares at net asset value to pay the amount due. If there is not sufficient cash or eligible securities, I must deposit additional cash or eligible securities into my Account within the time-frames required by regulations and your policies. If I do not, you may liquidate the securities at market risk and exposure to me. I agree to pay interest on all amounts advanced by you as set forth in section 3.d. of this Agreement.

  b.
  Sales of Securities. I agree that I will only place orders to sell securities that I then own. If you do not hold the securities in my Account, I agree to deliver them to you by settlement date or before the expiration of any extension you grant to me. If I place an order to sell securities and do not deliver them to you as required, I authorize you to buy-in or borrow the

1

    securities necessary to make delivery to the purchaser, and I agree to be responsible for any costs you may incur as a result. I designate you and your correspondents as my agents to complete all such transactions and take any other necessary actions.

  c.
  Insufficient Assets in Account. You may apply any cash and sell any securities in the Account (and in any other account you carry for my benefit) to cover any losses or shortfall in the Account. After deducting all costs and expenses of any such purchase or sale and delivery, you are authorized to apply any remaining proceeds to the payment of my liabilities to you. You will credit my account or return the surplus, if any, to me. I shall remain liable for any deficiency. If you sell any securities at public auction or on any exchange, board or market, you may become the purchaser for yourself or on behalf of anyone else.

  d.
  Interest charges. I will pay interest on all amounts advanced by you and on other balances I owe you, including all commissions and other charges you impose. I specifically give you my consent to check my credit references at any time, and I authorize anyone to provide you that information. You may at any time demand immediate re-payment by me of any and all amounts you have advanced me and other balances I owe you, with interest and commissions. Unless demand is made sooner, interest is due and payable monthly or upon the balances due being paid in full. I will at all times maintain sufficient collateral as you require.

        I understand that the standard annual rate of interest you charge on client debit balances is calculated by adding a 2.5% override to the Company's available broker call rate. I also understand that you may charge lower overrides depending on factors such as the size of my net balance. You may change the rate of interest you charge me without prior notice to me in accordance with changes in the broker call rate, my net balance due, or other factors we have negotiated. If my interest rate is increased for any other reason, you will give me prior notice of the change.

  e.
  Liens, Pledging and Lending of Securities. All securities you hold or purchase for me are subject to a lien for the payment of all my liabilities to you. I authorize you without notice to me, whenever you deem it advisable, to transfer between any accounts I have with you any or all of the securities so held. I also authorize you to pledge, repledge, hypothecate, rehypothecate or lend any securities you hold as collateral, either to yourself or to others (these are referred to as "Collateral Transactions"). Collateral Transactions may be for the amount I owe you, or for a greater or lesser sum. You may commingle securities you hold for me with securities carried for other clients in entering into Collateral Transactions. You may enter into Collateral Transactions without notice to me and regardless of whether you have in your possession or control other securities of the same kind and amount. You are not required to deliver to me the identical securities deposited or received, but only securities of the same kind and amount.

  f.
  Placing Orders, Piper Jaffray Responsibilities. At any time, for your protection or if you deem it otherwise advisable, you are authorized (but not required) to cancel any outstanding orders I have given you; and to purchase, sell, assign, receive or deliver all or any part of the securities held or carried for me.

        You may take any of these actions if I fail to comply with this Agreement or if I die. Any order I give you is binding on me and my personal representative until you have actual notice of my death. My death and notice thereof shall not in any way affect your right to take any action under this Agreement you could have taken if I had not died (either before or after receiving notice of my death). You may take such actions, require such papers and inheritance or state tax waivers, or retain such portion of or restrict transactions in my Account as you deem advisable to protect yourselves against any tax, liability, penalty or loss under any present or future laws or otherwise.

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  g.
  When Issued Securities. On transactions in securities when, as and if issued, you are entitled to protection against your contingent liability pending the issue of the securities to the same extent as in purchases and sales of securities already issued.

  h.
  Applicable Rules. All transactions made by you for me are subject to the constitutions, rules, customs and practices of the exchanges, boards or markets where executed and of their respective clearing houses and are subject to state and federal laws.

  i.
  Waiver of Notice. You may take any action provided in this Agreement without demand of or notice to me. No specific demand or notice shall invalidate this general and express waiver.

4.     Periodic Reports.

        After the execution of any purchase or sell order, you will send to me a report of the execution (a "Confirmation"). All Confirmations shall be conclusive if not objected to by me in writing within five business days. You will send an account statement ("Statement") to me monthly (or quarterly if no activity) at the mailing address I furnish you. The Statement will provide information, among other things, on interest charges, dividends received, positions in my Account, and executed trades during the Statement period. I understand that a copy of my Statement will be sent to my financial advisor.

5.     Client Representations.

        Until I advise you of a change of address, you can regard the address provided when I opened my account as accurate. It is my responsibility to provide you any change of address. The posting of mail by you to my address shall constitute delivery to me. I am of legal age. Unless I have otherwise informed you, I am not an employee of any exchange; a corporation majority owned by an exchange; a member of an exchange; a firm registered on an exchange; a bank, trust company or insurance company; or a corporation, association, firm or individual engaged in the business of dealing, either as broker or principal, in stocks, bonds or other securities or any form of commercial paper. If at any time during the life of this Agreement I become so, I will notify you. No one other than me has or will have an interest in the Account, except as I advise you in writing. The information I have supplied you concerning my financial resources and experience in trading securities is true and accurate.

6.     Limitations on Piper Jaffray Liability.

        You may employ subbrokers and deal with specialists, odd lot dealers and others in effecting transactions for me, either as principal or agent. You are responsible only for reasonable care in their selection and are not otherwise responsible for any actions they take or fail to take. You may settle contracts and controversies according to the regulations and customs of the exchange, board or market where the orders are executed. You are responsible for executing my orders in a reasonable manner in accordance with industry custom and practice. You are not liable to me for any loss I incur due to the failure or delay of any order to be executed due to the failure or malfunction of any electronic, electric or mechanical equipment, whether under or outside of your control.

        I agree that, unless negligent in fulfilling this Agreement, you are not liable for any loss I may incur. In no event will you be liable for consequential, special or indirect damages or loss.

7.     Termination of the Account.

        I may terminate the Account at any time. I will remain responsible, however, for the payment of charges to my Account, whether arising before or after termination.

        The Company in its discretion may terminate my Account and/or the related services at any time. Should my Account be terminated, I authorize you to redeem all Fund shares in my Account and to make the proceeds available to me after all my obligations to you are settled.

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8.     Client Agrees to Arbitrate.

  •
  Arbitration is final and binding on the parties.

  •
  The parties are waiving their right to seek remedies in court including the right to jury trial.

  •
  Pre-arbitration discovery is generally more limited than and different from court proceedings.

  •
  The arbitrators' award is not required to include factual findings or legal reasoning and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited.

  •
  The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

        I agree to arbitrate any disputes between you and me. I specifically agree and recognize that all controversies which may arise between the Company, its agents, representatives or employees and me concerning any transaction, account or the construction, performance or breach of this or any other agreement between us, whether entered into prior to, on, or subsequent to the date hereof, shall be determined by arbitration to the full extent provided by law. Such arbitration shall be in accordance with the rules then in effect of the Arbitration Committee of the New York Stock Exchange, Inc. or the National Association of Securities Dealers, Inc. as I may elect. I authorize you, if I do not make such election by registered mail addressed to you at your main office within 15 days after I receive notification from you requesting such election, to make such election on my behalf.

        However, it is understood, no person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until:

            (i)  the class certification is denied;

           (ii)  the class is decertified; or

         (iii)  the client is excluded from the class by the court.

        Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Agreement except to the extent stated herein.

9.     Entire Agreement and Amendments.

        All transactions in my Account, whether before or after I signed this Agreement, shall be treated as though made under and governed by the terms of this Agreement. This Agreement shall enure to the benefit of the Company and of any assignee or successor firm or firms, irrespective of any change in their personnel. This Agreement supersedes any existing agreement I may have with the Company. Except as modified by disclosure in the Prospectuses, this Agreement may be amended only by an amendment in writing duly signed by an authorized representative of the Company and me. This Agreement shall be continuous and shall survive any temporary or intermittent closing out of any account with the Company. Piper Jaffray may transfer my account to its successors and assigns.

10.   General.

        This Agreement is governed by laws of the State of Minnesota, without regard to the conflict of laws provisions thereof. The terms and conditions of this Agreement apply to me and to my heirs, executors, administrators and assigns. If any provision of this Agreement is held unenforceable in any jurisdiction, the remaining provisions of the Agreement shall be unimpaired. All provisions of the Agreement shall remain in full force and effect in all other jurisdictions.

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Client Copy

PiperJaffray.	CORPORATE & VENTURE SERVICES ACCOUNT APPLICATION	Account No. Rep No.
ACCOUNT OWNER INFORMATION		AMAC

Name (First, Middle, Last)	Date of Birth (mm/dd/yyyy)	Country of Citizenship
☐USA ☐Other:

Residential Address (no P.O. Box or C/O address)	Mailing Address (if different from Residential Address)

SSN/TIN	If None, Gov't. ID No./Type	Place of Issue (country)	Issued (mm/dd/yyyy)	Expires (mm/dd/yyyy)

Home	☐ Own ☐ Own	Home Phone ( )	Work Phone ( )	Other Phone ( )

Name of Current Employer (if self, name of business)	Job Title		Yrs. w/ Employer

Employer/Business Street Address	City	State	Zip

Marital Status		Spouse/Partner's Name	Spouse/Partner's Job Title	Spouse/Partner's Employer's Name
☐ Married (A) ☐ Single (B)	☐ Divorced (C) ☐ Widowed (D)

$ Amount Range	Annual Income Range	Net Worth (Excluding Home)	Liquid Net Worth (Cash, Securities, etc)	Occupation Business Owner/Partner (1)	Account Owner ☐	Spouse/Partner ☐
Under $50,000 (a)	☐	☐	☐	Agricultural Owner (2)	☐	☐
$50,000-$99,999 (b)	☐	☐	☐	Senior Executive (3)	☐	☐
$100,000-$249,999 (c)	☐	☐	☐	Professional (Salary) (4)	☐	☐
$250,000-$499,999 (d)	☐	☐	☐	Professional (Commission) (5)	☐	☐
$500,000-$999,999 (e)	☐	☐	☐	Non-Exempt (Hourly) (6)	☐	☐
$1,000,000-$2,999,999 (f)	☐	☐	☐	Homemaker/Volunteer (7)	☐	☐
$3,000,000-$4,999,999 (g)	☐	☐	☐	Student/Child (8)	☐	☐
Over $5,000,000 (h)	☐	☐	☐	Not Employed (N)	☐	☐
N/A (Entity Account) (i)	☐	☐	☐	Retired (R)	☐	☐

Investment Objectives: Registered public offerings are generally appropriate for account owners willing to make speculative investments. If your objective with respect to this investment is other than speculation, please indicate your objective below:

Tax Bracket %	Corporate officer, director or 10% shareholder of a publicly traded company?	☐ Yes ☐ No	Investment Experience (years) Stocks/Bonds:	0-1 ☐	1-5 ☐	5+ ☐	E-mail, if applicable (one per account)

DESIGNATED FUND AUTHORIZATION

"X" One	☐ Prime Obligations—Class A (PPA) (default) ☐ Government Obligations—Class A (PGA)	☐ Tax Free Obligations—Class A (PFA) ☐ Treasury Obligations—Class A (PTA)	☐ AZ Municipal Cash Trust (BZM) ☐ CA Municipal Cash Trust (BAC) ☐ MN Municipal Cash Trust (BNM)

SUBSTITUTE W-9 CERTIFICATION (Social Security or Tax ID Number required above, to be valid)

IMPORTANT NOTICE: INTERNAL REVENUE SERVICE REQUIRES THAT A W-9 BE COMPLETED WITHIN 30 DAYS OF THE OPENING OF ANY NEW ACCOUNT. IF AN ACCOUNT DOES NOT HAVE A W-9, 28% OF ANY REPORTABLE PAYMENTS RECEIVED WILL BE WITHHELD FROM YOUR ACCOUNT AND SENT TO THE IRS. TO RECEIVE CREDIT FOR ANY WITHHELD AMOUNT, PLEASE CONSULT YOUR TAX PREPARER.

Certification: Under penalties of perjury, I certify by signing below that:
(1) The Social Security Number or Tax Payer ID number shown above is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and	am subject to backup withholding as a result of a failure to report all interest or dividends, or c) The IRS has notified me that I am no longer subject to backup withholding, and
(3) I am a U.S. person (including a U.S. resident alien).
(2) I am not subject to backup withholding because: a) I am exempt from backup withholding or b) I have not been notified by the Internal Revenue Service (IRS) that I

Certification Instructions: You must cross out item (2) if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

DISCLOSURES AND SIGNATURES

☐ Yes ☐ No	With the exception of Piper Jaffray disclosing to the offering company your indication of interest and any purchase of shares of this registered public offering, do you want your name, address and security position released to requesting companies in which you hold securities? NOTE: If you do not respond, we will assume your answer is "No" and we will not disclose your identity to requesting companies.

Important Information About Procedures For Opening A New Account:
To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. What this means for you: When you open an account, we will ask for your name, address, date of birth and other information that will allow us to identify you. We may also ask to see your driver's license or other identifying documents.

By Signing Below:
(1)	I understand that only if I have an outstanding debit balance, may my securities be loaned to Piper Jaffray or others.		PRIVACY information in paragraph 1), which is incorporated herein by reference.
(2) (3)	I understand that I cannot borrow against the securities held in my account. I consent and agree to the terms and conditions, and acknowledge receipt of a copy, of this application and the Account Agreement (including the	(4)	I UNDERSTAND THIS AGREEMENT CONTAINS A PRE-DISPUTE ARBITRATION CLAUSE AS SHOWN ON PAGE 3, PARAGRAPH 8 IN THE ACCOUNT AGREEMENT.

NOTE: The Internal Revenue Service does not require your consent to any provisions of this document other than the certifications required to avoid backup withholding.

Client Signature X		Print Name	Date

Financial Advisor Signature X	Date	Branch Manager Signature X	Date

Form E1022 (1/05)		Since 1895. Member SIPC and NYSE.

PiperJaffray®	CERTIFICATE FOR THE PURCHASE OF INITIAL PUBLIC OFFERINGS OF EQUITY SECURITIES	Account Name Master Client Number or Account Number Rep. No.
2790

Pursuant to NASD Rule 2790 (the Rule) and the IPO Voluntary Initiative, Piper Jaffray may not sell or cause to be sold a New Issue (all bolded terms are defined in the attached) to any account in which a Restricted Person has a Beneficial Interest, unless the account qualifies for a General Exemption under the Rule. In order to comply with the Rule, Piper Jaffray requires that you sign and return this Certificate, indicating whether or not you (as well as any accounts in which you have a Beneficial Interest) are eligible to purchase IPO shares in accordance with the Rule and the IPO Voluntary Initiative. In addition, by signing this Certificate, you hereby represent that you will not act as a Finder or in a fiduciary capacity to any managing underwriter of any New Issue.

PLEASE "X" ONLY ONE BOX FROM SECTION "A" AND COMPLETE THE ACCOUNT INFORMATION.

SECTION A.

The undersigned hereby certifies that with respect to this Piper Jaffray account in which the client has the opportunity to purchase and/or allocate New Issues: ("X" one box only)

/ /
The account is eligible to purchase New Issues either because no Restricted Person (which includes those accounts that meet a General Exemption and, by definition, are not Restricted Persons) holds a Beneficial Interest in the account, or because the account has implemented procedures to reduce the Beneficial Interests of all Restricted Persons with respect to New Issues below 10% in the aggregate, and the undersigned hereby represents that it will follow such procedures in connection with the purchase by the account of all New Issues;
OR
/ /
The client is a Conduit (such as a bank, foreign bank, broker/dealer, or investment adviser) and all purchases of New Issues are, and will be, in compliance with the Rule. If the Beneficial Interests of all Restricted Persons in any one account exceed in the aggregate 10% of the account, but the account has implemented procedures to reduce the Beneficial Interest of all Restricted Persons with respect to New Issues below 10% in the aggregate, the undersigned hereby represents that the client will follow such procedures in connection with its purchase of all New Issues;
OR
/ /	The client or account is a Restricted Person and is generally not eligible to purchase New Issues from Piper Jaffray.

THE UNDERSIGNED HEREBY CERTIFIES THAT THE UNDERSIGNED IS AUTHORIZED TO PROVIDE THIS CERTIFICATION AND THAT THE UNDERSIGNED OR AN AUTHORIZED REPRESENTATIVE OF THE CLIENT OR THE ACCOUNT WILL PROMPTLY NOTIFY PIPER JAFFRAY IN THE EVENT THIS CERTIFICATION CEASES TO BE TRUE AND CORRECT. UPON COMPLETION, THIS CERTIFICATE SHOULD BE RETURNED TO PIPER JAFFRAY IN THE ENCLOSED, SELF-ADDRESSED ENVELOPE.

Print Name of Client
Print Name of Authorized Signatory (if other than Client)
Print Title of Authorized Signatory (if other than Client)
Signature of Client or Authorized Signatory Date
X

1

SECTION B

GENERAL EXEMPTIONS:

1.
An investment company registered under the Investment Company Act of 1940.

2.
A common trust fund or similar fund as described in Section 3(a)(12)(A)(iii) of the Securities Exchange Act of 1934, provided that: (i) the fund has investments from 1,000 or more accounts, and (ii) the fund does not limit beneficial Interests in the fund principally to trust accounts of Restricted Persons.

3.
An insurance company general, separate or investment account, provided: (i) the account is funded by premiums from 1,000 or more policyholders or, if a general account, the insurance company has 1,000 or more policyholders, and (ii) the insurance company does not limit the policyholders whose premiums are used to fund the account principally to Restricted Persons, or if a general account, the insurance company does not limit its policyholders principally to Restricted Persons.

4.
An account, including a fund, limited partnership, joint back office broker-dealer or other entity, if the Beneficial Interests of Restricted Persons do not exceed in the aggregate 10% of the account.

5.
A publicly traded entity (other than a broker-dealer authorized to engage in the public offering of New Issues either as a selling group member or underwriter, or an affiliate of such a broker-dealer) that is: (i) listed on a U.S. national securities exchange, (ii) traded on the Nasdaq National Market, or (iii) a non-U.S. issuer whose securities meet the quantitative designation criteria for listing on a national securities exchange or trading on the Nasdaq National Market.

6.
An investment company organized under the laws of a non-U.S. jurisdiction, provided that: (i) the investment company is listed on a non-U.S. exchange or authorized for sale to the public by a non-U.S. regulatory authority, and (ii) no person owning 5% or more of the shares of the investment company is a Restricted Person.

7.
An ERISA benefits plan that is qualified under Section 401(a) of the Internal Revenue Code; provided that the plan is not sponsored solely by a broker-dealer.

8.
A state or municipal government benefits plan that is subject to state or municipal regulation.

9.
A tax-exempt charitable organization under Section 501(c)(3) of the Internal Revenue Code.

10.
A church plan under Section 414(e) of the Internal Revenue Code.

RESTRICTED PERSONS/ENTITIES:

1.
A NASD member firm or other broker-dealer.

2.
An officer, director, general partner, Associated Person or Employee of a NASD Member Firm or any other broker-dealer (other than a Limited Business Broker-Dealer).

3.
An agent of a NASD member firm or any other broker-dealer (other than a Limited Business Broker-Dealer) that is engaged in the investment banking or securities business.

4.
A person who has authority to buy or sell securities for a bank, savings and loan association, insurance company, investment company, investment adviser (whether or not registered as an investment adviser) or Collective Investment Account.

5.
A person listed, or required to be listed, on one of the following schedules to Form BD as filed, or required to be filed, with the SEC by a broker-dealer (other than with respect to a Limited Business Broker-Dealer): (i) Schedule A, unless the person is identified by an ownership code of less than 10%; (ii) Schedule B, unless the person's listing on Schedule B relates to an ownership interest in a person that is listed on Schedule A and identified by an ownership code of less than 10%; or

2

  (iii) Schedule C, unless the person would be excluded under the percentage ownership criteria for Schedule A or B above.

6.
A person that directly or indirectly owns an interest, in the amounts specified below, of a public reporting company listed, or required to be listed, on Schedule A or B of Form BD relating to a broker-dealer (other than a Limited Business Broker-Dealer), unless the public reporting company is listed on a national securities exchange or is traded on the Nasdaq National Market: (i) 10% or more of a public reporting company listed, or required to be listed, on Schedule A; or (ii) 25% or more of a public reporting company listed, or required to be listed, on Schedule B.

7.
A person acting: (i) as a Finder in connection with any New Issue in which the person is participating or (ii) in a fiduciary capacity to the managing underwriter(s) in connection with any New Issue in which the person is participating.

8.
An Immediate Family Member of: (i) a person specified in items 2-7 that Materially Supports, or receives Material Support from, that person; (ii) a person specified in items 2-3 that is employed by or associated with the NASD member or its affiliate selling the New Issue to the Immediate Family Member, or that has an ability to control the allocation of the New Issue; or (iii) a person specified in items 5-6 that is an owner of the NASD member or its affiliate selling the New Issue to the Immediate Family Member, or that has an ability to control the allocation of the New Issue.

Additional Restrictions Resulting from the IPO Voluntary Initiative. Important Note: Items 9 and 10 do not apply to Conduit accounts.

9.
A person that is an executive officer or director of a publicly traded company.

10.
A person that is a spouse of, minor child of, or person who receives Material Support from an executive officer or director of a publicly traded company.

NASD RULE 2790 DEFINITIONS:

        Associated Person or Employee of a NASD Member Firm.    (1) Any natural person registered with NASD and (2) any natural person, whether or not registered or exempt from registration with NASD, who is a sole proprietor, partner, officer, director, or branch manager of a NASD member firm, or any natural person occupying a similar status or performing similar functions, or any natural person engaged in the investment banking or securities business who is directly or indirectly controlling or controlled by a NASD member firm (for example, any employee).

        Beneficial Interest.    Any economic interest, including the right to share in gains or losses, other than management or performance based fees for operating a Collective Investment Account, or other fees for acting in a fiduciary capacity.

        Collective Investment Account.    Any hedge fund, investment partnership, investment corporation, or any other collective investment vehicle that is engaged primarily in the purchase and sale of securities, but not (1) a legal entity that is beneficially owned solely by Immediate Family Members or (2) an investment club comprising a group of friends, neighbors, business associates or others who pool their money to invest in stock or other securities and are collectively responsible for making investment decisions.

        Conduit.    An account where the beneficial owner(s) or ownership is not disclosed.

        Finder.    A person who receives compensation for identifying potential investors in an offering.

        Immediate Family Member.    A person's parents, mother-in-law or father-in-law, spouse, brother or sister, brother-in-law or sister-in-law, son-in-law or daughter-in-law and children, and any other individual to whom the person provides Material Support.

3

        Limited Business Broker-Dealer.    Any broker-dealer whose authorization to engage in the securities business is limited solely to the purchase and sale of investment company/variable contracts securities and direct participation program securities.

        Material Support.    Directly or indirectly providing more than 25% of a person's income in the prior calendar year. Immediate Family Members living in the same household are deemed to be providing each other with Material Support.

        New Issue.    An initial public offering of an equity security made pursuant to a registration statement or offering circular. A New Issue does not include: (i) offerings of exempt securities, (ii) offerings made in exempt transactions, such as private placements and Rule 144A resales, (iii) offerings of investment grade asset-backed securities, (iv) offerings of convertible securities, (v) offerings of preferred securities, and (vi) offerings of securities issued by registered investment companies (including closed end funds).

4

[company name ("Issuer")]

Directed Share Program Supplement to Certificate
for the Purchase of IPOs of Equity Securities

        1.     Are you (i) an officer, director, general partner, Associated Person or Employee of a NASD Member Firm or any other broker/dealer (other than a Limited Business Broker/Dealer); (ii) an agent of a member or other broker/dealer (other than a Limited Business Broker/Dealer) that is engaged in the investment banking or securities business; or (iii) an Immediate Family Member of a person specified in subparagraph (i) or (ii) if the person specified in subparagraph (i) or (ii): a.- Materially Supports, or receives Material Support from, you; b.- is employed by or associated with the member, or an affiliate of the member, selling the New Issue to you; or c.- has an ability to control the allocation of the New Issue.

Yes ☐        No ☐

        2.     With respect to the security being offered, are you (i) a Finder or any person acting in a fiduciary capacity to the managing underwriter, including, but not limited to, attorneys, accountants and financial consultants; and (ii) an Immediate Family Member of a person specified in subparagraph (i) if the person specified in subparagraph (i) Materially Supports, or receives Material Support from, you.

Yes ☐        No ☐

        3.     Are you an employee or director of the Issuer, the Issuer's parent, or a subsidiary of the Issuer or Issuer's parent? A parent/subsidiary relationship is established if the parent has the right to vote 50% or more of a class of voting security of the subsidiary, or has the power to sell or direct 50% or more of a class of voting security of the subsidiary.

Yes ☐        No ☐

NOTE: All bolded terms are defined on the document entitled Certificate for the Purchase of Initial Public Offerings of Equity Securities.

Signature
Print Name
Date

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CORPORATE & VENTURE SERVICES ACCOUNT AGREEMENT for Asset Management Account
Client Copy